Exhibit 99.2

HYDRO ONE INC.

MANAGEMENT’S REPORT

The Consolidated Financial Statements, Management’s Discussion and Analysis (MD&A) and related financial information have been prepared by the management of Hydro One Inc. (Hydro One or the Company). Management is responsible for the integrity, consistency and reliability of all such information presented. The Consolidated Financial Statements have been prepared in accordance with United States Generally Accepted Accounting Principles and applicable securities legislation. The MD&A has been prepared in accordance with National Instrument 51-102.

The preparation of the Consolidated Financial Statements and information in the MD&A involves the use of estimates and assumptions based on management’s judgment, particularly when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Estimates and assumptions are based on historical experience, current conditions and various other assumptions believed to be reasonable in the circumstances, with critical analysis of the significant accounting policies followed by the Company as described in Note 2 to the Consolidated Financial Statements. The preparation of the Consolidated Financial Statements and the MD&A includes information regarding the estimated impact of future events and transactions. The MD&A also includes information regarding sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from the present assessment of this information because future events and circumstances may not occur as expected. The Consolidated Financial Statements and MD&A have been properly prepared within reasonable limits of materiality and in light of information up to February 9, 2017.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In meeting its responsibility for the reliability of financial information, management maintains and relies on a comprehensive system of internal control and internal audit. The system of internal control includes a written corporate conduct policy; implementation of a risk management framework; effective segregation of duties and delegation of authorities; and sound accounting policies that are regularly reviewed. This structure is designed to provide reasonable assurance that assets are safeguarded and that reliable information is available on a timely basis. In addition, management has assessed the design and operating effectiveness of the Company’s internal control over financial reporting in accordance with the criteria set forth in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2016. The effectiveness of these internal controls is reported to the Audit Committee of the Hydro One Board of Directors, as required.

The Consolidated Financial Statements have been audited by KPMG LLP, independent external auditors appointed by the shareholder of the Company. The external auditors’ responsibility is to express their opinion on whether the Consolidated Financial Statements are fairly presented in accordance with United States Generally Accepted Accounting Principles. The Independent Auditors’ Report outlines the scope of their examination and their opinion.

The Hydro One Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Audit Committee of Hydro One met periodically with management, the internal auditors and the external auditors to satisfy itself that each group had properly discharged its respective responsibility and to review the Consolidated Financial Statements before recommending approval by the Board of Directors. The external auditors had direct and full access to the Audit Committee, with and without the presence of management, to discuss their audit findings.

The President and Chief Executive Officer and the Chief Financial Officer have certified Hydro One’s annual Consolidated Financial Statements and annual MD&A, related disclosure controls and procedures and the design and effectiveness of related internal controls over financial reporting.

On behalf of Hydro One’s management:

Mayo Schmidt	Michael Vels
President and Chief Executive Officer	Chief Financial Officer

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HYDRO ONE INC.

INDEPENDENT AUDITORS’ REPORT

To the Shareholder of Hydro One Inc.

We have audited the accompanying Consolidated Financial Statements of Hydro One Inc., which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015, the consolidated statements of operations and comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these Consolidated Financial Statements in accordance with United States Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of Consolidated Financial Statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Consolidated Financial Statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the Consolidated Financial Statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the Consolidated Financial Statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the Consolidated Financial Statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of Hydro One Inc. as at December 31, 2016 and December 31, 2015, and its consolidated results of operations and its consolidated cash flows for the years then ended in accordance with United States Generally Accepted Accounting Principles.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 9, 2017

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HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

For the years ended December 31, 2016 and 2015

Year ended December 31 (millions of Canadian dollars, except per share amounts)	2016	2015
Revenues
Distribution (includes $160 related party revenues; 2015 – $159) (Note 26)	4,915	4,949
Transmission (includes $1,556 related party revenues; 2015 – $1,554) (Note 26)	1,587	1,536
Other	—	44

	6,502	6,529

Costs
Purchased power (includes $2,103 related party costs; 2015 – $2,335) (Note 26)	3,427	3,450
Operation, maintenance and administration (Note 26)	1,043	1,130
Depreciation and amortization (Note 5)	769	757

	5,239	5,337

Income before financing charges and income taxes	1,263	1,192
Financing charges (Note 6)	392	376

Income before income taxes	871	816
Income taxes (Notes 7, 26)	135	114

Net income	736	702

Other comprehensive income	—	—

Comprehensive income	736	702

Net income and comprehensive income attributable to:
Noncontrolling interest (Note 25)	6	10
Preferred shareholder	—	13
Common shareholder	730	679

	736	702

Earnings per common share (Note 23)
Basic	$5,132	$6,340
Diluted	$5,132	$6,340

Dividends per common share declared (Note 22)	$14	$8,750

See accompanying notes to Consolidated Financial Statements.

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HYDRO ONE INC.

CONSOLIDATED BALANCE SHEETS

At December 31, 2016 and 2015

December 31 (millions of Canadian dollars)	2016	2015
Assets
Current assets:
Cash and cash equivalents	48	89
Accounts receivable (Note 8)	833	772
Due from related parties (Note 26)	224	184
Other current assets (Note 9)	97	100

	1,202	1,145

Property, plant and equipment (Note 10)	19,068	17,893
Other long-term assets:
Regulatory assets (Note 12)	3,145	3,015
Deferred income tax assets (Note 7)	1,213	1,610
Intangible assets (Note 11)	349	336
Goodwill (Note 4)	327	163
Other assets	6	7

	5,040	5,131

Total assets	25,310	24,169

Liabilities
Current liabilities:
Short-term notes payable (Note 15)	469	1,491
Long-term debt payable within one year (Note 15)	602	500
Accounts payable and other current liabilities (Note 13)	933	858
Due to related parties (Note 26)	253	132

	2,257	2,981

Long-term liabilities:
Long-term debt (includes $548 measured at fair value; 2015 – $51) (Notes 15, 16)	10,078	8,207
Regulatory liabilities (Note 12)	209	236
Deferred income tax liabilities (Note 7)	60	206
Other long-term liabilities (Note 14)	2,765	2,714

	13,112	11,363

Total liabilities	15,369	14,344

Contingencies and Commitments (Notes 28, 29)
Subsequent Events (Note 31)

Noncontrolling interest subject to redemption (Note 25)	22	23

Equity
Common shares (Notes 21, 22)	5,391	6,000
Retained earnings	4,487	3,759
Accumulated other comprehensive loss	(9)	(9)

Hydro One shareholder’s equity	9,869	9,750

Noncontrolling interest (Note 25)	50	52

Total equity	9,919	9,802

	25,310	24,169

See accompanying notes to Consolidated Financial Statements.

On behalf of the Board of Directors:

David Denison	Philip Orsino
Chair	Chair, Audit Committee

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HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2016 and 2015

Year ended December 31, 2016 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholder’s Equity	Non- controlling Interest (Note 25)	Total Equity
January 1, 2016	6,000	3,759	(9)	9,750	52	9,802
Net income	—	730	—	730	4	734
Other comprehensive income	—	—	—	—	—	—
Distributions to noncontrolling interest	—	—	—	—	(6)	(6)
Dividends on common shares	—	(2)	—	(2)	—	(2)
Return of stated capital (Note 21)	(609)	—	—	(609)	—	(609)

December 31, 2016	5,391	4,487	(9)	9,869	50	9,919

Year ended December 31, 2015 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholder’s Equity	Non- controlling Interest (Note 25)	Total Equity
January 1, 2015	3,314	4,249	(9)	7,554	49	7,603
Net income	—	692	—	692	7	699
Other comprehensive income	—	—	—	—	—	—
Distributions to noncontrolling interest	—	—	—	—	(4)	(4)
Dividends on preferred shares	—	(13)	—	(13)	—	(13)
Dividends on common shares	—	(875)	—	(875)	—	(875)
Common shares issued (Note 21)	2,923	—	—	2,923	—	2,923
Hydro One Brampton spin-off (Note 4)	(196)	(258)	—	(454)	—	(454)
Hydro One Telecom and MBSI spin-offs (Note 4)	(41)	(36)	—	(77)	—	(77)

December 31, 2015	6,000	3,759	(9)	9,750	52	9,802

See accompanying notes to Consolidated Financial Statements.

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HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2016 and 2015

Year ended December 31 (millions of Canadian dollars)	2016	2015
Operating activities
Net income	736	702
Environmental expenditures	(20)	(19)
Adjustments for non-cash items:
Depreciation and amortization (excluding removal costs)	679	667
Regulatory assets and liabilities	(16)	(3)
Deferred income taxes (Note 7)	111	(2,817)
Other	10	24
Changes in non-cash balances related to operations (Note 27)	168	192

Net cash from (used in) operating activities	1,668	(1,254)

Financing activities
Long-term debt issued	2,300	350
Long-term debt repaid	(502)	(585)
Short-term notes issued	3,031	2,891
Short-term notes repaid	(4,053)	(1,400)
Common shares issued	—	2,600
Return of stated capital	(609)	—
Dividends paid	(2)	(888)
Distributions paid to noncontrolling interest	(9)	(5)
Change in bank indebtedness	—	(2)
Other	(10)	(7)

Net cash from financing activities	146	2,954

Investing activities
Capital expenditures (Note 27)
Property, plant and equipment	(1,594)	(1,594)
Intangible assets	(61)	(37)
Capital contributions received (Note 27)	21	57
Acquisitions (Note 4)	(224)	(90)
Investment in Hydro One Brampton (Note 4)	—	(53)
Other	3	6

Net cash used in investing activities	(1,855)	(1,711)

Net change in cash and cash equivalents	(41)	(11)
Cash and cash equivalents, beginning of year	89	100

Cash and cash equivalents, end of year	48	89

See accompanying notes to Consolidated Financial Statements.

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HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

1.	DESCRIPTION OF THE BUSINESS

Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly owned by Hydro One Limited.

On October 31, 2015, Hydro One Limited, a subsidiary of the Province of Ontario (Province), acquired Hydro One. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.

In November 2015, Hydro One Limited and the Province completed an initial public offering (IPO) on the Toronto Stock Exchange. See note 21 for further details regarding the reorganization of Hydro One.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These Consolidated Financial Statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated.

Basis of Accounting

These Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) and in Canadian dollars.

Use of Management Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses, gains and losses during the reporting periods. Management evaluates these estimates on an ongoing basis based upon historical experience, current conditions, and assumptions believed to be reasonable at the time the assumptions are made, with any adjustments being recognized in results of operations in the period they arise. Significant estimates relate to regulatory assets and regulatory liabilities, environmental liabilities, pension benefits, post-retirement and post-employment benefits, asset retirement obligations, goodwill and asset impairments, contingencies, unbilled revenues, allowance for doubtful accounts, derivative instruments, and deferred income tax assets and liabilities. Actual results may differ significantly from these estimates.

Rate Setting

The Company’s Transmission Business includes the transmission business of Hydro One Networks Inc. (Hydro One Networks), Hydro One Sault Ste. Marie LP (previously Great Lakes Power Transmission LP (Great Lakes Power)), and its 66% interest in B2M Limited Partnership (B2M LP). The Company’s Distribution Business includes the distribution businesses of Hydro One Networks, as well as Hydro One Remote Communities Inc. (Hydro One Remote Communities).

Transmission

In November 2015, the OEB approved Hydro One Networks’ 2016 transmission rates revenue requirement of $1,480 million.

In December 2015, the OEB approved B2M LP’s 2015-2019 rates revenue requirements of $39 million, $36 million, $37 million, $38 million and $37 million for the respective years. On January 14, 2016, the OEB approved the B2M LP revenue requirement recovery through the 2016 Uniform Transmission Rates, and the establishment of a deferral account to capture costs of Tax Rate and Rule changes.

Distribution

In March 2015, the OEB approved Hydro One Networks’ distribution revenue requirements of $1,326 million for 2015, $1,430 million for 2016 and $1,486 million for 2017. The OEB has subsequently approved updated revenue requirements of $1,410 million for 2016 and $1,415 million for 2017.

On March 17, 2016, the OEB approved an increase of 2.10% to Hydro One Remote Communities’ basic rates for the distribution and generation of electricity, with an effective date of May 1, 2016.

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HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

Regulatory Accounting

The OEB has the general power to include or exclude revenues, costs, gains or losses in the rates of a specific period, resulting in a change in the timing of accounting recognition from that which would have been applied in an unregulated company. Such change in timing involves the application of rate-regulated accounting, giving rise to the recognition of regulatory assets and liabilities. The Company’s regulatory assets represent certain amounts receivable from future customers and costs that have been deferred for accounting purposes because it is probable that they will be recovered in future rates. In addition, the Company has recorded regulatory liabilities that generally represent amounts that are refundable to future customers. The Company continually assesses the likelihood of recovery of each of its regulatory assets and continues to believe that it is probable that the OEB will include its regulatory assets and liabilities in setting of future rates. If, at some future date, the Company judges that it is no longer probable that the OEB will include a regulatory asset or liability in setting future rates, the appropriate carrying amount would be reflected in results of operations in the period that the assessment is made.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with an original maturity of three months or less.

Revenue Recognition

Transmission revenues are collected through OEB-approved rates, which are based on an approved revenue requirement that includes a rate of return. Such revenue is recognized as electricity is transmitted and delivered to customers.

Distribution revenues attributable to the delivery of electricity are based on OEB-approved distribution rates and are recognized on an accrual basis and include billed and unbilled revenues. Billed revenues are based on electricity delivered as measured from customer meters. At the end of each month, electricity delivered to customers since the date of the last billed meter reading is estimated, and the corresponding unbilled revenue is recorded. The unbilled revenue estimate is affected by energy consumption, weather, and changes in the composition of customer classes.

Distribution revenue also includes an amount relating to rate protection for rural, residential, and remote customers, which is received from the Independent Electricity System Operator (IESO) based on a standardized customer rate that is approved by the OEB.

Revenues also include amounts related to sales of other services and equipment. Such revenue is recognized as services are rendered or as equipment is delivered.

Revenues are recorded net of indirect taxes.

Accounts Receivable and Allowance for Doubtful Accounts

Billed accounts receivable are recorded at the invoiced amount, net of allowance for doubtful accounts. Unbilled accounts receivable are recorded at their estimated value. Overdue amounts related to regulated billings bear interest at OEB-approved rates. The allowance for doubtful accounts reflects the Company’s best estimate of losses on billed accounts receivable balances. The Company estimates the allowance for doubtful accounts on billed accounts receivable by applying internally developed loss rates to the outstanding receivable balances by aging category. Loss rates applied to the billed accounts receivable balances are based on historical overdue balances, customer payments and write-offs. Accounts receivable are written-off against the allowance when they are deemed uncollectible. The allowance for doubtful accounts is affected by changes in volume, prices and economic conditions.

Noncontrolling interest

Noncontrolling interest represents the portion of equity ownership in subsidiaries that is not attributable to shareholders of Hydro One. Noncontrolling interest is initially recorded at fair value and subsequently the amount is adjusted for the proportionate share of net income and other comprehensive income attributable to the noncontrolling interest and any dividends or distributions paid to the noncontrolling interest.

If a transaction results in the acquisition of all, or part, of a noncontrolling interest in a subsidiary, the acquisition of the noncontrolling interest is accounted for as an equity transaction. No gain or loss is recognized in consolidated net income or comprehensive income as a result of changes in the noncontrolling interest, unless a change results in the loss of control by the Company.

Income Taxes

Prior to the IPO of Hydro One Limited, Hydro One was exempt from tax under the Income Tax Act (Canada) and the Taxation Act, 2007 (Ontario) (Federal Tax Regime). However, under the Electricity Act, Hydro One was required to make payments in lieu of tax (PILs) to the Ontario Electricity Financial Corporation (OEFC) (PILs Regime). The PILs were, in general, based on the amount of tax that Hydro One would otherwise be liable to pay under the Federal Tax Regime if it was not exempt from taxes under those statutes. In connection with the IPO of Hydro One Limited, Hydro One’s exemption from tax under the Federal Tax Regime ceased to apply. Upon exiting the PILs Regime, Hydro One is required to make corporate income tax payments to the Canada Revenue Agency (CRA) under the Federal Tax Regime.

8

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

Current and deferred income taxes are computed based on the tax rates and tax laws enacted as at the balance sheet date. Tax benefits associated with income tax positions taken, or expected to be taken, in a tax return are recorded only when the “more-likely-than-not” recognition threshold is satisfied and are measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement. Management evaluates each position based solely on the technical merits and facts and circumstances of the position, assuming the position will be examined by a taxing authority having full knowledge of all relevant information. Significant management judgment is required to determine recognition thresholds and the related amount of tax benefits to be recognized in the Consolidated Financial Statements. Management re-evaluates tax positions each period using new information about recognition or measurement as it becomes available.

Deferred Income Taxes

Deferred income taxes are provided for using the liability method. Deferred income taxes are recognized based on the estimated future tax consequences attributable to temporary differences between the carrying amount of assets and liabilities in the Consolidated Financial Statements and their corresponding tax bases.

Deferred income tax liabilities are recognized on all taxable temporary differences. Deferred tax assets are recognized to the extent that it is more-likely-than-not that these assets will be realized from taxable income available against which deductible temporary differences can be utilized.

Deferred income taxes are calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on the tax rates and tax laws that have been enacted as at the balance sheet date. Deferred income taxes that are not included in the rate-setting process are charged or credited to the Consolidated Statements of Operations and Comprehensive Income.

If management determines that it is more-likely-than-not that some or all of a deferred income tax asset will not be realized, a valuation allowance is recorded against the deferred income tax asset to report the net balance at the amount expected to be realized. Previously unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become more-likely-than-not that the tax benefit will be realized.

The Company records regulatory assets and liabilities associated with deferred income taxes that will be included in the rate-setting process.

The Company uses the flow-through method to account for investment tax credits (ITCs) earned on eligible scientific research and experimental development expenditures, and apprenticeship job creation. Under this method, only non-refundable ITCs are recognized as a reduction to income tax expense.

Materials and Supplies

Materials and supplies represent consumables, small spare parts and construction materials held for internal construction and maintenance of property, plant and equipment. These assets are carried at average cost less any impairments recorded.

Property, Plant and Equipment

Property, plant and equipment is recorded at original cost, net of customer contributions, and any accumulated impairment losses. The cost of additions, including betterments and replacement asset components, is included on the Consolidated Balance Sheets as property, plant and equipment.

The original cost of property, plant and equipment includes direct materials, direct labour (including employee benefits), contracted services, attributable capitalized financing costs, asset retirement costs, and direct and indirect overheads that are related to the capital project or program. Indirect overheads include a portion of corporate costs such as finance, treasury, human resources, information technology and executive costs. Overhead costs, including corporate functions and field services costs, are capitalized on a fully allocated basis, consistent with an OEB-approved methodology.

Property, plant and equipment in service consists of transmission, distribution, communication, administration and service assets and land easements. Property, plant and equipment also includes future use assets, such as land, major components and spare parts, and capitalized project development costs associated with deferred capital projects.

Transmission

Transmission assets include assets used for the transmission of high-voltage electricity, such as transmission lines, support structures, foundations, insulators, connecting hardware and grounding systems, and assets used to step up the voltage of electricity from generating stations for transmission and to step down voltages for distribution, including transformers, circuit breakers and switches.

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HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

Distribution

Distribution assets include assets related to the distribution of low-voltage electricity, including lines, poles, switches, transformers, protective devices and metering systems.

Communication

Communication assets include fibre optic and microwave radio systems, optical ground wire, towers, telephone equipment and associated buildings.

Administration and Service

Administration and service assets include administrative buildings, personal computers, transport and work equipment, tools and other minor assets.

Easements

Easements include statutory rights of use for transmission corridors and abutting lands granted under the Reliable Energy and Consumer Protection Act, 2002, as well as other land access rights.

Intangible Assets

Intangible assets separately acquired or internally developed are measured on initial recognition at cost, which comprises purchased software, direct labour (including employee benefits), consulting, engineering, overheads and attributable capitalized financing charges. Following initial recognition, intangible assets are carried at cost, net of any accumulated amortization and accumulated impairment losses. The Company’s intangible assets primarily represent major computer applications.

Capitalized Financing Costs

Capitalized financing costs represent interest costs attributable to the construction of property, plant and equipment or development of intangible assets. The financing cost of attributable borrowed funds is capitalized as part of the acquisition cost of such assets. The capitalized financing costs are a reduction of financing charges recognized in the Consolidated Statements of Operations and Comprehensive Income. Capitalized financing costs are calculated using the Company’s weighted average effective cost of debt.

Construction and Development in Progress

Construction and development in progress consists of the capitalized cost of constructed assets that are not yet complete and which have not yet been placed in service.

Depreciation and Amortization

The cost of property, plant and equipment and intangible assets is depreciated or amortized on a straight-line basis based on the estimated remaining service life of each asset category, except for transport and work equipment, which is depreciated on a declining balance basis.

The Company periodically initiates an external independent review of its property, plant and equipment and intangible asset depreciation and amortization rates, as required by the OEB. Any changes arising from OEB approval of such a review are implemented on a remaining service life basis, consistent with their inclusion in electricity rates. The last review resulted in changes to rates effective January 1, 2015. A summary of average service lives and depreciation and amortization rates for the various classes of assets is included below:

	Average	Rate
	Service Life	Range	Average
Property, plant and equipment:
Transmission	56 years	1% – 3%	2%
Distribution	46 years	1% – 7%	2%
Communication	16 years	1% – 15%	6%
Administration and service	18 years	1% – 20%	7%
Intangible assets	10 years	10%	10%

In accordance with group depreciation practices, the original cost of property, plant and equipment, or major components thereof, and intangible assets that are normally retired, is charged to accumulated depreciation, with no gain or loss being reflected in results of operations. Where a disposition of property, plant and equipment occurs through sale, a gain or loss is calculated based on proceeds and such gain or loss is included in depreciation expense.

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HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

Acquisitions and Goodwill

The Company accounts for business acquisitions using the acquisition method of accounting and, accordingly, the assets and liabilities of the acquired entities are primarily measured at their estimated fair value at the date of acquisition. Goodwill represents the cost of acquired companies that is in excess of the fair value of the net identifiable assets acquired at the acquisition date. Goodwill is not included in rate base.

Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. The Company performs a qualitative assessment to determine whether it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount. If the Company determines, as a result of its qualitative assessment, that it is not more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, no further testing is required. If the Company determines, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, a goodwill impairment assessment is performed using a two-step, fair value-based test. The first step compares the fair value of the applicable reporting unit to its carrying amount, including goodwill. If the carrying amount of the applicable reporting unit exceeds its fair value, a second step is performed. The second step requires an allocation of fair value to the individual assets and liabilities using purchase price allocation in order to determine the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying amount, an impairment loss is recorded as a reduction to goodwill and as a charge to results of operations.

For the year ended December 31, 2016, based on the qualitative assessment performed as at September 30, 2016, the Company has determined that it is not more-likely-than-not that the fair value of each applicable reporting unit assessed is less than its carrying amount. As a result, no further testing was performed, and the Company has concluded that goodwill was not impaired at December 31, 2016.

Long-Lived Asset Impairment

When circumstances indicate the carrying value of long-lived assets may not be recoverable, the Company evaluates whether the carrying value of such assets, excluding goodwill, has been impaired. For such long-lived assets, the Company evaluates whether impairment may exist by estimating future estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. When alternative courses of action to recover the carrying amount of a long-lived asset are under consideration, a probability-weighted approach is used to develop estimates of future undiscounted cash flows. If the carrying value of the long-lived asset is not recoverable based on the estimated future undiscounted cash flows, an impairment loss is recorded, measured as the excess of the carrying value of the asset over its fair value. As a result, the asset’s carrying value is adjusted to its estimated fair value.

Within its regulated business, the carrying costs of most of Hydro One’s long-lived assets are included in rate base where they earn an OEB-approved rate of return. Asset carrying values and the related return are recovered through approved rates. As a result, such assets are only tested for impairment in the event that the OEB disallows recovery, in whole or in part, or if such a disallowance is judged to be probable. As at December 31, 2016 and 2015, no asset impairment had been recorded.

Costs of Arranging Debt Financing

For financial liabilities classified as other than held-for-trading, the Company defers the external transaction costs related to obtaining debt financing and presents such amounts net of related debt on the Consolidated Balance Sheets. Deferred debt issuance costs are amortized over the contractual life of the related debt on an effective-interest basis and the amortization is included within financing charges in the Consolidated Statements of Operations and Comprehensive Income. Transaction costs for items classified as held-for-trading are expensed immediately.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (OCI). Hydro One presents net income and OCI in a single continuous Consolidated Statement of Operations and Comprehensive Income.

Financial Assets and Liabilities

All financial assets and liabilities are classified into one of the following five categories: held-to-maturity; loans and receivables; held-for-trading; other liabilities; or available-for-sale. Financial assets and liabilities classified as held-for-trading are measured at fair value. All other financial assets and liabilities are measured at amortized cost, except accounts receivable and amounts due from related parties, which are measured at the lower of cost or fair value. Accounts receivable and amounts due from related parties are classified as loans and receivables. The Company considers the carrying amounts of accounts receivable and amounts due from related parties to be reasonable estimates of fair value because of the short time to maturity of these instruments. Provisions for impaired accounts receivable are recognized as adjustments to the allowance for doubtful accounts and are recognized when there is objective evidence that the Company will not be able to collect amounts according to the original terms. All financial instrument transactions are recorded at trade date.

11

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

Derivative instruments are measured at fair value. Gains and losses from fair valuation are included within financing charges in the period in which they arise. The Company determines the classification of its financial assets and liabilities at the date of initial recognition. The Company designates certain of its financial assets and liabilities to be held at fair value, when it is consistent with the Company’s risk management policy disclosed in Note 16 – Fair Value of Financial Instruments and Risk Management.

Derivative Instruments and Hedge Accounting

The Company closely monitors the risks associated with changes in interest rates on its operations and, where appropriate, uses various instruments to hedge these risks. Certain of these derivative instruments qualify for hedge accounting and are designated as accounting hedges, while others either do not qualify as hedges or have not been designated as hedges (hereinafter referred to as undesignated contracts) as they are part of economic hedging relationships.

The accounting guidance for derivative instruments requires the recognition of all derivative instruments not identified as meeting the normal purchase and sale exemption as either assets or liabilities recorded at fair value on the Consolidated Balance Sheets. For derivative instruments that qualify for hedge accounting, the Company may elect to designate such derivative instruments as either cash flow hedges or fair value hedges. The Company offsets fair value amounts recognized on its Consolidated Balance Sheets related to derivative instruments executed with the same counterparty under the same master netting agreement.

For derivative instruments that qualify for hedge accounting and which are designated as cash flow hedges, the effective portion of any gain or loss, net of tax, is reported as a component of accumulated OCI (AOCI) and is reclassified to results of operations in the same period or periods during which the hedged transaction affects results of operations. Any gains or losses on the derivative instrument that represent either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in results of operations. For fair value hedges, changes in fair value of both the derivative instrument and the underlying hedged exposure are recognized in the Consolidated Statements of Operations and Comprehensive Income in the current period. The gain or loss on the derivative instrument is included in the same line item as the offsetting gain or loss on the hedged item in the Consolidated Statements of Operations and Comprehensive Income. The changes in fair value of the undesignated derivative instruments are reflected in results of operations.

Embedded derivative instruments are separated from their host contracts and are carried at fair value on the Consolidated Balance Sheets when: (a) the economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract; (b) the hybrid instrument is not measured at fair value, with changes in fair value recognized in results of operations each period; and (c) the embedded derivative itself meets the definition of a derivative. The Company does not engage in derivative trading or speculative activities and had no embedded derivatives at December 31, 2016 or 2015.

Hydro One periodically develops hedging strategies taking into account risk management objectives. At the inception of a hedging relationship where the Company has elected to apply hedge accounting, Hydro One formally documents the relationship between the hedged item and the hedging instrument, the related risk management objective, the nature of the specific risk exposure being hedged, and the method for assessing the effectiveness of the hedging relationship. The Company also assesses, both at the inception of the hedge and on a quarterly basis, whether the hedging instruments are effective in offsetting changes in fair values or cash flows of the hedged items.

Employee Future Benefits

Employee future benefits provided by Hydro One include pension, post-retirement and post-employment benefits. The costs of the Company’s pension, post-retirement and post-employment benefit plans are recorded over the periods during which employees render service.

The Company recognizes the funded status of its defined benefit pension, post-retirement and post-employment plans on its Consolidated Balance Sheets and subsequently recognizes the changes in funded status at the end of each reporting year. Defined benefit pension, post-retirement and post-employment plans are considered to be underfunded when the projected benefit obligation exceeds the fair value of the plan assets. Liabilities are recognized on the Consolidated Balance Sheets for any net underfunded projected benefit obligation. The net underfunded projected benefit obligation may be disclosed as a current liability, long-term liability, or both. The current portion is the amount by which the actuarial present value of benefits included in the benefit obligation payable in the next 12 months exceeds the fair value of plan assets. If the fair value of plan assets exceeds the projected benefit obligation of the plan, an asset is recognized equal to the net overfunded projected benefit obligation. The post-retirement and post-employment benefit plans are unfunded because there are no related plan assets.

Hydro One recognizes its contributions to the defined contribution pension plan as pension expense, with a portion being capitalized as part of labour costs included in capital expenditures. The expensed amount is included in operation, maintenance and administration costs in the Consolidated Statements of Operations and Comprehensive Income.

12

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

Defined Benefit Pension

Defined benefit pension costs are recorded on an accrual basis for financial reporting purposes. Pension costs are actuarially determined using the projected benefit method prorated on service and are based on assumptions that reflect management’s best estimate of the effect of future events, including future compensation increases. Past service costs from plan amendments and all actuarial gains and losses are amortized on a straight-line basis over the expected average remaining service period of active employees in the plan, and over the estimated remaining life expectancy of inactive employees in the plan. Pension plan assets, consisting primarily of listed equity securities as well as corporate and government debt securities, are fair valued at the end of each year. Hydro One records a regulatory asset equal to the net underfunded projected benefit obligation for its pension plan.

Post-retirement and Post-employment Benefits

Post-retirement and post-employment benefits are recorded and included in rates on an accrual basis. Costs are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management’s best estimates. Past service costs from plan amendments are amortized to results of operations based on the expected average remaining service period.

For post-retirement benefits, all actuarial gains or losses are deferred using the “corridor” approach. The amount calculated above the “corridor” is amortized to results of operations on a straight-line basis over the expected average remaining service life of active employees in the plan and over the remaining life expectancy of inactive employees in the plan. The post-retirement benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment.

For post-employment obligations, the associated regulatory liabilities representing actuarial gains on transition to US GAAP are amortized to results of operations based on the “corridor” approach. The actuarial gains and losses on post-employment obligations that are incurred during the year are recognized immediately to results of operations. The post-employment benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment.

All post-retirement and post-employment future benefit costs are attributed to labour and are either charged to results of operations or capitalized as part of the cost of property, plant and equipment and intangible assets.

Stock-Based Compensation

Share Grant Plans

Hydro One measures share grant plans based on fair value of share grants as estimated based on the grant date Hydro One Limited’s share price. The costs are recognized in the financial statements using the graded-vesting attribution method for share grant plans that have both a performance condition and a service condition. The Company records a regulatory asset equal to the accrued costs of share grant plans recognized in each period. Forfeitures are recognized as they occur (see note 3).

Directors’ Deferred Share Unit (DSU) Plan

The Company records the liabilities associated with its Directors’ DSU Plan at fair value at each reporting date until settlement, recognizing compensation expense over the vesting period on a straight-line basis. The fair value of the DSU liability is based on Hydro One Limited’s common share closing price at the end of each reporting period.

Long-term Incentive Plan (LTIP)

The Company measures its LTIP at fair value based on the grant date share price of Hydro One Limited’s common shares. The related compensation expense of Hydro One is recognized over the vesting period on a straight-line basis. Forfeitures are recognized as they occur.

Loss Contingencies

Hydro One is involved in certain legal and environmental matters that arise in the normal course of business. In the preparation of its Consolidated Financial Statements, management makes judgments regarding the future outcome of contingent events and records a loss for a contingency based on its best estimate when it is determined that such loss is probable and the amount of the loss can be reasonably estimated. Where the loss amount is recoverable in future rates, a regulatory asset is also recorded. When a range estimate for the probable loss exists and no amount within the range is a better estimate than any other amount, the Company records a loss at the minimum amount within the range.

Management regularly reviews current information available to determine whether recorded provisions should be adjusted and whether new provisions are required. Estimating probable losses may require analysis of multiple forecasts and scenarios that often depend on judgments about potential actions by third parties, such as federal, provincial and local courts or regulators. Contingent liabilities are often resolved over long periods of time. Amounts recorded in the Consolidated Financial Statements may differ from the actual outcome once the contingency is resolved. Such differences could have a material impact on future results of operations, financial position and cash flows of the Company.

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HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

Provisions are based upon current estimates and are subject to greater uncertainty where the projection period is lengthy. A significant upward or downward trend in the number of claims filed, the nature of the alleged injuries, and the average cost of resolving each claim could change the estimated provision, as could any substantial adverse or favourable verdict at trial. A federal or provincial legislative outcome or structured settlement could also change the estimated liability. Legal fees are expensed as incurred.

Environmental Liabilities

Environmental liabilities are recorded in respect of past contamination when it is determined that future environmental remediation expenditures are probable under existing statute or regulation and the amount of the future expenditures can be reasonably estimated. Hydro One records a liability for the estimated future expenditures associated with contaminated land assessment and remediation and for the phase-out and destruction of polychlorinated biphenyl (PCB)-contaminated mineral oil removed from electrical equipment, based on the present value of these estimated future expenditures. The Company determines the present value with a discount rate equal to its credit-adjusted risk-free interest rate on financial instruments with comparable maturities to the pattern of future environmental expenditures. As the Company anticipates that the future expenditures will continue to be recoverable in future rates, an offsetting regulatory asset has been recorded to reflect the future recovery of these environmental expenditures from customers. Hydro One reviews its estimates of future environmental expenditures annually, or more frequently if there are indications that circumstances have changed.

Asset Retirement Obligations

Asset retirement obligations are recorded for legal obligations associated with the future removal and disposal of long-lived assets. Such obligations may result from the acquisition, construction, development and/or normal use of the asset. Conditional asset retirement obligations are recorded when there is a legal obligation to perform a future asset retirement activity but where the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. In such a case, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement.

When recording an asset retirement obligation, the present value of the estimated future expenditures required to complete the asset retirement activity is recorded in the period in which the obligation is incurred, if a reasonable estimate can be made. In general, the present value of the estimated future expenditures is added to the carrying amount of the associated asset and the resulting asset retirement cost is depreciated over the estimated useful life of the asset. Where an asset is no longer in service when an asset retirement obligation is recorded, the asset retirement cost is recorded in results of operations.

Some of the Company’s transmission and distribution assets, particularly those located on unowned easements and rights-of-way, may have asset retirement obligations, conditional or otherwise. The majority of the Company’s easements and rights-of-way are either of perpetual duration or are automatically renewed annually. Land rights with finite terms are generally subject to extension or renewal. As the Company expects to use the majority of its facilities in perpetuity, no asset retirement obligations have been recorded for these assets. If, at some future date, a particular facility is shown not to meet the perpetuity assumption, it will be reviewed to determine whether an estimable asset retirement obligation exists. In such a case, an asset retirement obligation would be recorded at that time.

The Company’s asset retirement obligations recorded to date relate to estimated future expenditures associated with the removal and disposal of asbestos-containing materials installed in some of its facilities and with the decommissioning of specific switching stations located on unowned sites.

3.	NEW ACCOUNTING PRONOUNCEMENTS

The following tables present Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:

Recently Adopted Accounting Guidance

ASU	Date issued	Description	Effective date	Impact on Hydro One

2014-16	November 2014	This update clarifies that all relevant terms and features should be considered in evaluating the nature of a host contract for hybrid financial instruments issued in the form of a share. The nature of the host contract depends upon the economic characteristics and risks of the entire hybrid financial instrument.	January 1, 2016	No material impact upon adoption

2015-01	January 2015	Extraordinary items are no longer required to be presented separately in the income statement.	January 1, 2016	No material impact upon adoption

2015-02	February 2015	Guidance on analysis to be performed to determine whether certain types of legal entities should be consolidated.	January 1, 2016	No material impact upon adoption

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HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

2015-03	April 2015	Debt issuance costs are required to be presented on the balance sheet as a direct deduction from the carrying amount of the related debt liability consistent with debt discounts or premiums.	January 1, 2016	Reclassification of deferred debt issuance costs and net unamortized debt premiums as an offset to long-term debt. Applied retrospectively (see note 15).

2015-05	April 2015	Cloud computing arrangements that have been assessed to contain a software licence should be accounted for as internal-use software.	January 1, 2016	No material impact upon adoption

2015-16	September 2015	Adjustments to provisional amounts that are identified during the measurement period of a business combination in the reporting period in which the adjustment amount is determined are required to be recognized. The amount recorded in current period earnings are required to be presented separately on the face of the income statement or disclosed in the notes by line item.	January 1, 2016	No material impact upon adoption

2015-17	November 2015	All deferred tax assets and liabilities are required to be classified as noncurrent on the balance sheet.	January 1, 2017	This ASU was early adopted as of April 1, 2016 and was applied prospectively. As a result, the current portions of the Company’s deferred income tax assets are reclassified as noncurrent assets on the consolidated Balance Sheet. Prior periods were not retrospectively adjusted (see note 7).

2016-09	March 2016	Several aspects of the accounting for share-based payment transactions were simplified, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows.	January 1, 2017	This ASU was early adopted as of October 1, 2016 and was applied retrospectively. As a result, the Company accounts for forfeitures as they occur. There were no other material impacts upon adoption.

Recently Issued Accounting Guidance Not Yet Adopted

ASU	Date issued	Description	Effective date	Anticipated impact on Hydro One

2014-09 2015-14 2016-08 2016-10 2016-12 2016-20	May 2014 – December 2016	ASU 2014-09 was issued in May 2014 and provides guidance on revenue recognition relating to the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. ASU 2015-14 deferred the effective date of ASU 2014-09 by one year. Additional ASUs were issued in 2016 that simplify transition and provide clarity on certain aspects of the new standard.	January 1, 2018	Hydro One has completed its initial assessment and has identified relevant revenue streams. No quantitative determination has been made as a detailed assessment is now underway and will continue through to the third quarter of 2017, with the end result being a determination of the financial impact of this standard. The Company is on track for implementation of this standard by the effective date.

2016-01	January 2016	This update requires equity investments to be measured at fair value with changes in fair value recognized in net income, and requires enhanced disclosures and presentation of financial assets and liabilities in the financial statements. This ASU also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment.	January 1, 2018	Under assessment

2016-02	February 2016	Lessees are required to recognize the rights and obligations resulting from operating leases as assets (right to use the underlying asset for the term of the lease) and liabilities (obligation to make future lease payments) on the balance sheet.	January 1, 2019	An initial assessment is currently underway encompassing a review of all existing leases, which will be followed by a detailed review of relevant contracts. No quantitative determination has been made at this time. The Company is on track for implementation of this standard by the effective date.

2016-05	March 2016	The amendments clarify that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument under Topic 815 does not, in and of itself, require de-designation of that hedging relationship provided that all other hedge accounting criteria continue to be met.	January 1, 2018	Under assessment

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HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

2016-06	March 2016	Contingent call (put) options that are assessed to accelerate the payment of principal on debt instruments need to meet the criteria of being “clearly and closely related” to their debt hosts.	January 1, 2017	No material impact

2016-07	March 2016	The requirement to retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence has been eliminated.	January 1, 2017	No material impact

2016-11	May 2016	This amendment covers the SEC Staff’s rescinding of certain SEC Staff observer comments that are codified in Topic 605 and Topic 932, effective upon the adoption of Topic 606 and Topic 815, effective to coincide with the effective date of Update 2014-16.	January 1, 2019	No material impact

2016-13	June 2016	The amendment provides users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date.	January 1, 2019	Under assessment

2016-15	August 2016	The amendments provide guidance for eight specific cash flow issues with the objective of reducing the existing diversity in practice.	January 1, 2018	Under assessment

2016-16	October 2016	The amendment eliminates the prohibition of recognizing current and deferred income taxes for an intra-entity asset transfer, other than inventory, until the asset has been sold to an outside party. The amendment will permit income tax consequences of such transfers to be recognized when the transfer occurs.	January 1, 2018	Under assessment

2016-18	November 2016	The amendment requires that restricted cash or restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning and end-of-period balances in the statement of cash flows.	January 1, 2018	Under assessment

2017-01	January 2017	The amendment clarifies the definition of a business and provides additional guidance on evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses.	January 1, 2018	Under assessment

4.	BUSINESS COMBINATIONS

Acquisition of Great Lakes Power

On October 31, 2016, Hydro One acquired Great Lakes Power, an Ontario regulated electricity transmission business operating along the eastern shore of Lake Superior, north and east of Sault Ste. Marie, Ontario from Brookfield Infrastructure Holdings Inc. The total purchase price for Great Lakes Power was approximately $376 million, including the assumption of approximately $150 million in outstanding indebtedness. The following table summarizes the determination of the final fair value of the assets acquired and liabilities assumed:

(millions of dollars)
Cash and cash equivalents	5
Property, plant and equipment	221
Intangible assets	1
Regulatory assets	50
Goodwill	159
Working capital	(2)
Long-term debt	(186)
Pension and post-employment benefit liabilities, net	(5)
Deferred income taxes	(17)

226

Goodwill of approximately $159 million arising from the Great Lakes Power acquisition consists largely of the synergies and economies of scale expected from combining the operations of Hydro One and Great Lakes Power. Great Lakes Power contributed revenues of $6 million and less than $1 million of net income to the Company’s consolidated financial results for the year ended December 31, 2016. All costs related to the acquisition have been expensed through the Consolidated Statements of Operations and Comprehensive Income. Great Lakes Power’s financial information is not material to the Company’s consolidated financial results for the year ended December 31, 2016 and therefore, has not been disclosed on a pro forma basis. On January 16, 2017, the name of Great Lakes Power was changed to Hydro One Sault Ste. Marie LP.

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HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

Agreement to Purchase Orillia Power

On August 15, 2016, the Company reached an agreement to acquire Orillia Power Distribution Corporation (Orillia Power), an electricity distribution company located in Simcoe County, Ontario, from the City of Orillia for approximately $41 million, including the assumption of approximately $15 million in outstanding indebtedness and regulatory liabilities, subject to closing adjustments. The acquisition is subject to regulatory approval by the OEB.

Acquisition of Woodstock Hydro

On October 31, 2015, Hydro One acquired Woodstock Hydro Holdings Inc. (Woodstock Hydro), an electricity distribution company located in southwestern Ontario. The total purchase price for Woodstock Hydro was approximately $32 million. The purchase price was finalized and the Company made the final purchase price payment of $3 million in 2016. The following table summarizes the determination of the fair value of the assets acquired and liabilities assumed:

(millions of dollars)
Working capital	4
Property, plant and equipment	27
Intangible assets	1
Deferred income tax assets	2
Goodwill	22
Long-term debt	(17)
Derivative instruments	(3)
Post-retirement and post-employment benefit liability	(1)
Regulatory liabilities	(1)
Other long-term liabilities	(2)

32

Goodwill of approximately $22 million arising from the Woodstock Hydro acquisition consists largely of the synergies and economies of scale expected from combining the operations of Hydro One and Woodstock Hydro. All of the goodwill was assigned to Hydro One’s Distribution Business segment. Woodstock Hydro contributed revenues of $12 million and net income of $2 million to the Company’s consolidated financial results for the year ended December 31, 2015. All costs related to the acquisition have been expensed through the Consolidated Statements of Operations and Comprehensive Income. Woodstock Hydro’s financial information is not material to the Company’s consolidated financial results for the year ended December 31, 2015 and therefore, has not been disclosed on a pro forma basis.

Acquisition of Haldimand Hydro

On June 30, 2015, Hydro One acquired Haldimand County Utilities Inc. (Haldimand Hydro), an electricity distribution company located in southwestern Ontario. The total purchase price for Haldimand Hydro was approximately $73 million. The purchase price was finalized in 2016. The following table summarizes the determination of the fair value of the assets acquired and liabilities assumed:

(millions of dollars)
Cash and cash equivalents	3
Working capital	5
Property, plant and equipment	52
Deferred income tax assets	1
Goodwill	33
Long-term debt	(18)
Regulatory liabilities	(3)

73

Goodwill of approximately $33 million arising from the Haldimand Hydro acquisition consists largely of the synergies and economies of scale expected from combining the operations of Hydro One and Haldimand Hydro. All of the goodwill was assigned to Hydro One’s Distribution Business segment. Haldimand Hydro contributed revenues of $32 million and net income of $6 million to the Company’s consolidated financial results for the year ended December 31, 2015. All costs related to the acquisition have been expensed through the Consolidated Statements of Operations and Comprehensive Income. Haldimand Hydro’s financial information is not material to the Company’s consolidated financial results for the year ended December 31, 2015 and therefore, has not been disclosed on a pro forma basis.

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HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

Hydro One Brampton Spin-off

On August 31, 2015, Hydro One completed the spin-off of its subsidiary, Hydro One Brampton. The spin-off was accounted as a non-monetary, nonreciprocal transfer with the Province, based on its carrying values at August 31, 2015. Transactions that immediately preceded the spin-off as well as the spin-off were as follows:

•	Hydro One subscribed for 357 common shares of Hydro One Brampton for an aggregate subscription price of $53 million; and

•	Hydro One transferred to a company wholly owned by the Province all the issued and outstanding shares of Hydro One Brampton as a dividend-in-kind; and all of the long-term intercompany debt in aggregate principal amount of $193 million plus accrued interest of $3 million owed by Hydro One Brampton to Hydro One as a return of stated capital of $196 million on its common shares.

As a result of the spin-off, goodwill related to Hydro One Brampton of $60 million was eliminated from the Consolidated Balance Sheet.

Other

On November 6, 2015, Hydro One completed the spin-off of its subsidiary, Hydro One Telecom. The spin-off was accounted as a non-monetary, nonreciprocal transfer with Hydro One Limited, based on its carrying values at November 6, 2015. Hydro One transferred to Hydro One Limited all the issued and outstanding shares of Hydro One Telecom totalling $17 million, and all of the intercompany debt receivable held by Hydro One due from Hydro One Telecom and Hydro One Telecom Link Limited totalling $21 million, as a return of stated capital of $38 million on its common shares.

On November 6, 2015, Hydro One completed the spin-off of its subsidiary, Municipal Billing Services Inc. (MBSI). The spin-off was accounted as a non-monetary, nonreciprocal transfer with Hydro One Limited, based on its carrying values at November 6, 2015. Hydro One transferred to Hydro One Limited all the issued and outstanding shares of MBSI and all of the intercompany debt receivable held by Hydro One due from MBSI, as a return of stated capital of $3 million on its common shares.

5.	DEPRECIATION AND AMORTIZATION

Year ended December 31 (millions of dollars)	2016	2015
Depreciation of property, plant and equipment	603	594
Asset removal costs	90	90
Amortization of intangible assets	56	54
Amortization of regulatory assets	20	19

	769	757

6.	FINANCING CHARGES

Year ended December 31 (millions of dollars)	2016	2015
Interest on long-term debt	424	417
Interest on short-term notes	9	2
Other	15	14
Less: Interest capitalized on construction and development in progress	(54)	(52)
Interest earned on investments	(2)	(3)
Gain on interest-rate swap agreements	—	(2)

	392	376

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HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

7.	INCOME TAXES

Income taxes / provision for PILs differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate. The reconciliation between the statutory and the effective tax rates is provided as follows:

Year ended December 31 (millions of dollars)	2016	2015
Income taxes / provision for PILs at statutory rate	231	216

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization	(53)	(37)
Pension contributions in excess of pension expense	(16)	(25)
Overheads capitalized for accounting but deducted for tax purposes	(16)	(15)
Interest capitalized for accounting but deducted for tax purposes	(14)	(13)
Environmental expenditures	(5)	(5)
Other	5	(6)

Net temporary differences	(99)	(101)
Net tax benefit resulting from transition from PILs Regime to Federal Tax Regime	—	(9)
Hydro One Brampton spin-off	—	7
Net permanent differences	3	1

Total income taxes / provision for PILs	135	114

The major components of income tax expense are as follows:

Year ended December 31 (millions of dollars)	2016	2015
Current income taxes / provision for PILs	24	2,931
Deferred income taxes / provision for (recovery of) PILs	111	(2,817)

Total income taxes / provision for PILs	135	114

Effective income tax rate	15.5%	14.0%

The provision for current income taxes / PILs is remitted to the CRA (Federal Tax Regime) and the OEFC (PILs Regime). At December 31, 2016, $13 million (2015 – $1 million) receivable from the CRA was included in other current assets and $6 million (2015 – $12 million) receivable from the OEFC was included in due from related parties on the Consolidated Balance Sheet.

In connection with Hydro One Limited’s IPO in 2015, Hydro One’s exemption from tax under the Federal Tax Regime ceased to apply. Under the PILs Regime, Hydro One was deemed to have disposed of its assets immediately before it lost its tax exempt status under the Federal Tax Regime, resulting in Hydro One making payments in lieu of tax (Departure Tax) totalling $2.6 billion. To enable Hydro One to make the Departure Tax payment, Hydro One Limited subscribed for common shares of Hydro One for $2.6 billion in 2015 (see note 21). Hydro One used the proceeds of this share subscription to pay the Departure Tax.

The 2015 total income taxes / provision for PILs included a current provision of $2,600 million and a deferred recovery of $2,798 million resulting from the transition from the PILs Regime to the Federal Tax Regime. The deferred recovery was not included in the rate-setting process. Deferred income tax balances expected to be included in the rate-setting process are offset by regulatory assets and liabilities to reflect the anticipated recovery or disposition of these balances within future electricity rates.

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HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

Deferred Income Tax Assets and Liabilities

Deferred income tax assets and liabilities arise from differences between the carrying amounts and tax basis of the Company’s assets and liabilities. At December 31, 2016 and 2015, deferred income tax assets and liabilities consisted of the following:

December 31 (millions of dollars)	2016	2015
Deferred income tax assets
Depreciation and amortization in excess of capital cost allowance	477	918
Non-depreciable capital property	271	271
Post-retirement and post-employment benefits expense in excess of cash payments	603	572
Environmental expenditures	74	75
Non-capital losses	213	62
Investment in subsidiaries	75	55
Other	30	2

	1,743	1,955
Less: valuation allowance	(352)	(326)

Total deferred income tax assets	1,391	1,629
Less: current portion	—	19

	1,391	1,610

December 31 (millions of dollars)	2016	2015
Deferred income tax liabilities
Regulatory amounts that are not recognized for tax purposes	(153)	(153)
Goodwill	(10)	(10)
Capital cost allowance in excess of depreciation and amortization	(64)	(42)
Other	(11)	(1)

Total deferred income tax liabilities	(238)	(206)
Less: current portion	—	—

	(238)	(206)

Net deferred income tax assets	1,153	1,423

The net deferred income tax assets are presented on the Consolidated Balance Sheets as follows:

December 31 (millions of dollars)	2016	2015
Current:
Other current assets	—	19
Long-term:
Deferred income tax assets	1,213	1,610
Deferred income tax liabilities	(60)	(206)

Net deferred income tax assets	1,153	1,423

The valuation allowance for deferred tax assets as at December 31, 2016 was $352 million (2015 – $326 million). The valuation allowance primarily relates to temporary differences for non-depreciable assets and investments in subsidiaries. As of December 31, 2016, the Company had non-capital losses carried forward available to reduce future years’ taxable income, which expire as follows:

Year of expiry (millions of dollars)	2016	2015
2034	2	2
2035	221	232
2036	579	—

Total losses	802	234

8.	ACCOUNTS RECEIVABLE

December 31 (millions of dollars)	2016	2015
Accounts receivable – billed	427	374
Accounts receivable – unbilled	441	459

Accounts receivable, gross	868	833
Allowance for doubtful accounts	(35)	(61)

Accounts receivable, net	833	772

20

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

The following table shows the movements in the allowance for doubtful accounts for the years ended December 31, 2016 and 2015:

Year ended December 31 (millions of dollars)	2016	2015
Allowance for doubtful accounts – January 1	(61)	(66)
Write-offs	37	37
Additions to allowance for doubtful accounts	(11)	(32)

Allowance for doubtful accounts – December 31	(35)	(61)

9.	OTHER CURRENT ASSETS

December 31 (millions of dollars)	2016	2015
Regulatory assets (Note 12)	37	36
Materials and supplies	19	21
Deferred income tax assets (Notes 3, 7)	—	19
Prepaid expenses and other assets	41	24

	97	100

10.	PROPERTY, PLANT AND EQUIPMENT

December 31, 2016 (millions of dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	14,692	4,862	910	10,740
Distribution	9,656	3,305	243	6,594
Communication	1,069	674	9	404
Administration and service	1,632	924	61	769
Easements	628	67	—	561

	27,677	9,832	1,223	19,068

December 31, 2015 (millions of dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	13,704	4,621	853	9,936
Distribution	9,205	3,177	238	6,266
Communication	1,006	609	18	415
Administration and service	1,531	848	35	718
Easements	622	64	—	558

	26,068	9,319	1,144	17,893

Financing charges capitalized on property, plant and equipment under construction were $52 million in 2016 (2015 – $50 million).

11.	INTANGIBLE ASSETS

December 31, 2016 (millions of dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	621	326	53	348
Other	5	4	—	1

	626	330	53	349

December 31, 2015 (millions of dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	579	270	24	333
Other	7	4	—	3

	586	274	24	336

Financing charges capitalized to intangible assets under development were $2 million in 2016 (2015 – $1 million). The estimated annual amortization expense for intangible assets is as follows: 2017 – $54 million; 2018 – $54 million; 2019 – $45 million; 2020 – $27 million; and 2021 – $26 million.

21

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

12.	REGULATORY ASSETS AND LIABILITIES

Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

December 31 (millions of dollars)	2016	2015
Regulatory assets:
Deferred income tax regulatory asset	1,587	1,445
Pension benefit regulatory asset	900	952
Post-retirement and post-employment benefits	243	240
Environmental	204	207
Retail settlement variance account	145	110
Debt premium	32	—
Share-based compensation	31	10
Distribution system code exemption	10	10
2015-2017 rate rider	7	20
B2M LP start-up costs	5	8
Pension cost variance	4	37
Other	14	12

Total regulatory assets	3,182	3,051
Less: current portion	37	36

	3,145	3,015

Regulatory liabilities:
Green Energy expenditure variance	69	76
External revenue variance	64	87
CDM deferral variance	54	53
Deferred income tax regulatory liability	4	23
Other	18	16

Total regulatory liabilities	209	255
Less: current portion	—	19

	209	236

Deferred Income Tax Regulatory Asset and Liability

Deferred income taxes are recognized on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. The Company has recognized regulatory assets and liabilities that correspond to deferred income taxes that flow through the rate-setting process. In the absence of rate-regulated accounting, the Company’s income tax expense would have been recognized using the liability method and there would be no regulatory accounts established for taxes to be recovered through future rates. As a result, the 2016 income tax expense would have been higher by approximately $104 million (2015 – $101 million).

Pension Benefit Regulatory Asset

In accordance with OEB rate orders, pension costs are recovered on a cash basis as employer contributions are paid to the pension fund in accordance with the Pension Benefits Act (Ontario). The Company recognizes the net unfunded status of pension obligations on the Consolidated Balance Sheets with an offset to the associated regulatory asset. A regulatory asset is recognized because management considers it to be probable that pension benefit costs will be recovered in the future through the rate-setting process. The pension benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment. In the absence of rate-regulated accounting, 2016 OCI would have been higher by $52 million (2015 – $284 million).

Post-Retirement and Post-Employment Benefits

The Company recognizes the net unfunded status of post-retirement and post-employment obligations on the Consolidated Balance Sheets with an incremental offset to the associated regulatory assets. A regulatory asset is recognized because management considers it to be probable that post-retirement and post-employment benefit costs will be recovered in the future through the rate-setting process. The post-retirement and post-employment benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the re-measurement adjustment. In the absence of rate-regulated accounting, 2016 OCI would have been lower by $3 million (2015 – higher by $33 million).

22

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

Environmental

Hydro One records a liability for the estimated future expenditures required to remediate environmental contamination. Because such expenditures are expected to be recoverable in future rates, the Company has recorded an equivalent amount as a regulatory asset. In 2016, the environmental regulatory asset decreased by $1 million (2015 – $24 million) to reflect related changes in the Company’s PCB liability, and increased by $10 million (2015 – $1 million) due to changes in the land assessment and remediation liability. The environmental regulatory asset is amortized to results of operations based on the pattern of actual expenditures incurred and charged to environmental liabilities. The OEB has the discretion to examine and assess the prudency and the timing of recovery of all of Hydro One’s actual environmental expenditures. In the absence of rate-regulated accounting, 2016 operation, maintenance and administration expenses would have been higher by $9 million (2015 – lower by $23 million). In addition, 2016 amortization expense would have been lower by $20 million (2015 – $19 million), and 2016 financing charges would have been higher by $8 million (2015 – $10 million).

Retail Settlement Variance Account (RSVA)

Hydro One has deferred certain retail settlement variance amounts under the provisions of Article 490 of the OEB’s Accounting Procedures Handbook. In March 2015, the OEB approved the disposition of the total RSVA balance accumulated from January 2012 to December 2013, including accrued interest, to be recovered through the 2015-2017 Rate Rider.

Debt Premium

The value of debt assumed in the acquisition of Great Lakes Power has been recorded at fair value in accordance with US GAAP – Business Combinations. The OEB allows for recovery of interest at the coupon rate of the Senior Secured Bonds and a regulatory asset has been recorded for the difference between the fair value and face value of this debt. The debt premium is recovered over the remaining term of the debt (see note 15).

Share-based Compensation

The Company recognizes costs associated with share grant plans in a regulatory asset as management considers it probable that share grant plans costs will be recovered in the future through the rate-setting process. In the absence of rate-regulated accounting, 2016 operation, maintenance and administration expenses would have been higher by $9 million (2015 – $5 million).

Distribution System Code (DSC) Exemption

In June 2010, Hydro One Networks filed an application with the OEB regarding the OEB’s new cost responsibility rules contained in the OEB’s October 2009 Notice of Amendment to the DSC, with respect to the connection of certain renewable generators that were already connected or that had received a connection impact assessment prior to October 21, 2009. The application sought approval to record and defer the unanticipated costs incurred by Hydro One Networks that resulted from the connection of certain renewable generation facilities. The OEB ruled that identified specific expenditures can be recorded in a deferral account subject to the OEB’s review in subsequent Hydro One Network distribution applications. In March 2015, the OEB approved the disposition of the DSC exemption deferral account at December 31, 2013, including accrued interest, which is being recovered through the 2015-2017 Rate Rider. In addition, the OEB also approved Hydro One’s request to discontinue this deferral account. There were no additions to this regulatory account in 2015 or 2016.

2015-2017 Rate Rider

In March 2015, as part of its decision on Hydro One Networks’ distribution rate application for 2015-2019, the OEB approved the disposition of certain deferral and variance accounts, including RSVAs and accrued interest. The 2015-2017 Rate Rider account includes the balances approved for disposition by the OEB and is being disposed in accordance with the OEB decision over a 32-month period ending on December 31, 2017.

B2M LP Start-up Costs

In December 2015, OEB issued its decision on B2M LP’s application for 2015-2019 and as part of the decision approved the recovery of $8 million of start-up costs relating to B2M LP. The costs are being recovered over a four-year period which began in 2016, in accordance with the OEB decision.

Pension Cost Variance

A pension cost variance account was established for Hydro One Networks’ transmission and distribution businesses to track the difference between the actual pension expenses incurred and estimated pension costs approved by the OEB. The balance in this regulatory account reflects the excess of pension costs paid as compared to OEB-approved amounts. In March 2015, the OEB approved the disposition of the distribution business portion of the total pension cost variance account at December 31, 2013, including accrued interest, which is being recovered through the 2015-2017 Rate Rider. In the absence of rate-regulated accounting, 2016 revenue would have been higher by $25 million (2015 – lower by $6 million).

23

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

Green Energy Expenditure Variance

In April 2010, the OEB requested the establishment of deferral accounts which capture the difference between the revenue recorded on the basis of Green Energy Plan expenditures incurred and the actual recoveries received.

External Revenue Variance

In May 2009, the OEB approved forecasted amounts related to export service revenue, external revenue from secondary land use, and external revenue from station maintenance and engineering and construction work. In November 2012, the OEB again approved forecasted amounts related to these revenue categories and extended the scope to encompass all other external revenues. The external revenue variance account balance reflects the excess of actual external revenues compared to the OEB-approved forecasted amounts.

CDM Deferral Variance Account

As part of Hydro One Networks’ application for 2013 and 2014 transmission rates, Hydro One agreed to establish a new regulatory deferral variance account to track the impact of actual Conservation and Demand Management (CDM) and demand response results on the load forecast compared to the estimated load forecast included in the revenue requirement. The balance in the CDM deferral variance account relates to the actual 2013 and 2014 CDM compared to the amounts included in 2013 and 2014 revenue requirements, respectively. There were no additions to this regulatory account in 2016.

13.	ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

December 31 (millions of dollars)	2016	2015
Accounts payable	177	152
Accrued liabilities	651	591
Accrued interest	105	96
Regulatory liabilities (Note 12)	—	19

	933	858

14.	OTHER LONG-TERM LIABILITIES

December 31 (millions of dollars)	2016	2015
Post-retirement and post-employment benefit liability (Note 18)	1,628	1,541
Pension benefit liability (Note 18)	900	952
Environmental liabilities (Note 19)	177	185
Due to related parties (Note 26)	26	10
Asset retirement obligations (Note 20)	9	9
Long-term accounts payable and other liabilities	25	17

	2,765	2,714

15.	DEBT AND CREDIT AGREEMENTS

Short-Term Notes and Credit Facilities

Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its Commercial Paper Program which has a maximum authorized amount of $1.5 billion. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by the Company’s committed revolving credit facilities totalling $2.3 billion.

On August 15, 2016, Hydro One terminated its $1.5 billion revolving standby credit facility maturing in June 2020 and its $800 million three-year senior, revolving term credit facility maturing in October 2018 (collectively, Prior Credit Facilities). On the same date, Hydro One entered into a new credit agreement for a $2.3 billion revolving credit facility maturing in June 2021 (New Credit Facility). The New Credit Facility ranks equally with any existing and future senior debt of Hydro One, and has customary covenants substantially similar to the covenants under the Prior Credit Facilities.

The Company may use the credit facilities for working capital and general corporate purposes. If used, interest on the credit facilities would apply based on Canadian benchmark rates. The obligation of each lender to make any credit extension under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.

24

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

Long-Term Debt

At December 31, 2016, $10,523 million long-term debt was issued by the Company under its Medium-Term Note (MTN) Program. The maximum authorized principal amount of notes issuable under the current MTN Program prospectus filed in December 2015 is $3.5 billion. At December 31, 2016, $1.2 billion remained available for issuance until January 2018. In addition, at December 31, 2016, the Company had long-term debt of $184 million assumed as part of the Great Lakes Power acquisition.

The following table presents outstanding long-term debt at December 31, 2016 and 2015:

December 31 (millions of dollars)	2016	2015
4.64% Series 10 notes due 2016	—	450
Floating-rate Series 27 notes due 2016[1]	—	50
5.18% Series 13 notes due 2017	600	600
2.78% Series 28 notes due 2018	750	750
Floating-rate Series 31 notes due 2019[1]	228	228
1.48% Series 37 notes due 2019[2]	500	—
4.40% Series 20 notes due 2020	300	300
1.62% Series 33 notes due 2020[2]	350	350
1.84% Series 34 notes due 2021	500	—
3.20% Series 25 notes due 2022	600	600
2.77% Series 35 notes due 2026	500	—
7.35% Debentures due 2030	400	400
6.93% Series 2 notes due 2032	500	500
6.35% Series 4 notes due 2034	385	385
5.36% Series 9 notes due 2036	600	600
4.89% Series 12 notes due 2037	400	400
6.03% Series 17 notes due 2039	300	300
5.49% Series 18 notes due 2040	500	500
4.39% Series 23 notes due 2041	300	300
6.59% Series 5 notes due 2043	315	315
4.59% Series 29 notes due 2043	435	435
4.17% Series 32 notes due 2044	350	350
5.00% Series 11 notes due 2046	325	325
3.91% Series 36 notes due 2046	350	—
3.72% Series 38 notes due 2047	450	—
4.00% Series 24 notes due 2051	225	225
3.79% Series 26 notes due 2062	310	310
4.29% Series 30 notes due 2064	50	50

Hydro One Inc. long-term debt	10,523	8,723

6.6% Senior Secured Bonds due 2023 (Face value – $112 million)	144	—
4.6% Note Payable due 2023 (Face value – $36 million)	40	—

Great Lakes Power long-term debt	184	—

	10,707	8,723

Add: Net unamortized debt premiums[3]	15	17
Add: Unrealized mark-to-market loss (gain)[2]	(2)	1
Less: Deferred debt issuance costs[3]	(40)	(34)

Total long-term debt	10,680	8,707

[1]	The interest rates of the floating-rate notes are referenced to the 3-month Canadian dollar bankers’ acceptance rate, plus a margin.
[2]	The unrealized mark-to-market net gain relates to $50 million of the Series 33 notes due 2020 and $500 million Series 37 notes due 2019 (2015 – loss relates to $50 million of the Series 33 notes due 2020). The unrealized mark-to-market net gain is offset by a $2 million (2015 – $1 million) unrealized mark-to-market net loss (2015 – gain) on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges. See note 16 – Fair Value of Financial Instruments and Risk Management for details of fair value hedges.
[3]	Effective January 1, 2016, deferred debt issuance costs and net unamortized debt premiums were reclassified from other long-term assets and other long-term liabilities, respectively, as an offset to long-term debt upon adoption of ASU 2015-03 (see note 3). Balances as at December 31, 2015 were updated to reflect the retrospective adoption of ASU 2015-03.

25

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

The total long-term debt is presented on the consolidated balance sheets as follows:

December 31 (millions of dollars)	2016	2015
Current liabilities:
Long-term debt payable within one year	602	500
Long-term liabilities:
Long-term debt	10,078	8,207

Total long-term debt	10,680	8,707

In 2016, Hydro One issued $2,300 million (2015 – $350 million) of long-term debt under the MTN Program, and repaid $502 million (2015 – $550 million) of total long-term debt.

Principal repayments and related weighted average interest rates are summarized by the number of years to maturity in the following table:

	Long-term Debt Principal Repayments	Weighted Average Interest Rate
Years to Maturity	(millions of dollars)	(%)

1 year	602	5.2
2 years	753	2.8
3 years	731	1.4
4 years	653	2.9
5 years	503	1.9

	3,242	2.8
6 – 10 years	1,234	3.3
Over 10 years	6,195	5.2

	10,671	4.3

Interest payment obligations related to long-term debt are summarized by year in the following table:

Interest Payments
Year	(millions of dollars)
2017	456
2018	425
2019	402
2020	384
2021	370

2,037
2022-2026	1,703
2027+	4,405

8,145

16.	FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition focuses on an exit price, which is the price that would be received in the sale of an asset or the amount that would be paid to transfer a liability.

Hydro One classifies its fair value measurements based on the following hierarchy, as prescribed by the accounting guidance for fair value, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that Hydro One has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing pricing information.

Level 2 inputs are those other than quoted market prices that are observable, either directly or indirectly, for an asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest-rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates. A Level 2 measurement cannot have more than an insignificant portion of the valuation based on unobservable inputs.

Level 3 inputs are any fair value measurements that include unobservable inputs for the asset or liability for more than an insignificant portion of the valuation. A Level 3 measurement may be based primarily on Level 2 inputs.

26

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

Non-Derivative Financial Assets and Liabilities

At December 31, 2016 and 2015, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value because of the short-term nature of these instruments.

Fair Value Measurements of Long-Term Debt

The fair values and carrying values of the Company’s long-term debt at December 31, 2016 and 2015 are as follows:

December 31 (millions of dollars)	2016 Carrying Value	2016 Fair Value	2015 Carrying Value	2015 Fair Value
Long-term debt
$50 million of MTN Series 33 notes	50	50	51	51
$500 million of MTN Series 37 notes	498	498	—	—
Other notes and debentures	10,132	11,462	8,656	9,942

	10,680	12,010	8,707	9,993

Fair Value Measurements of Derivative Instruments

At December 31, 2016, Hydro One had interest-rate swaps in the amount of $550 million (2015 – $50 million) that was used to convert fixed-rate debt to floating-rate debt. These swaps are classified as a fair value hedges. Hydro One’s fair value hedge exposure was equal to about 5% (2015 – 1%) of its total long-term debt. At December 31, 2016, Hydro One had the following interest-rate swaps designated as fair value hedges:

•	a $50 million fixed-to-floating interest-rate swap agreement to convert $50 million of the $350 million MTN Series 33 notes maturing April 30, 2020 into three-month variable rate debt; and

•	two $125 million and one $250 million fixed-to-floating interest-rate swap agreements to convert the $500 million MTN Series 37 notes maturing November 18, 2019 into three-month variable rate debt.

At December 31, 2016 and 2015, the Company had no interest-rate swaps classified as undesignated contracts.

Fair Value Hierarchy

The fair value hierarchy of financial assets and liabilities at December 31, 2016 and 2015 is as follows:

December 31, 2016 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	48	48	48	—	—

	48	48	48	—	—

Liabilities:
Short-term notes payable	469	469	469	—	—
Long-term debt, including current portion	10,680	12,010	—	12,010	—
Derivative instruments
Fair value hedges – interest-rate swaps	2	2	2	—	—

	11,151	12,481	471	12,010	—

December 31, 2015 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	89	89	89	—	—
Derivative instruments
Fair value hedge – interest-rate swap	1	1	1	—	—

	90	90	90	—	—

Liabilities:
Short-term notes payable	1,491	1,491	1,491	—	—
Long-term debt, including current portion	8,707	9,993	—	9,993	—

	10,198	11,484	1,491	9,993	—

Cash and cash equivalents include cash and short-term investments. The carrying values are representative of fair value because of the short-term nature of these instruments.

27

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

There were no significant transfers between any of the fair value levels during the years ended December 31, 2016 and 2015.

Risk Management

Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.

Market Risk

Market risk refers primarily to the risk of loss that results from changes in costs, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates as its regulated return on equity is derived using a formulaic approach that takes into account anticipated interest rates. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.

The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company utilizes interest-rate swaps, which are typically designated as fair value hedges, as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments to lock in interest-rate levels in anticipation of future financing.

A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease in Hydro One’s net income for the years ended December 31, 2016 or 2015.

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the Consolidated Statements of Operations and Comprehensive Income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the years ended December 31, 2016 and 2015 was not significant.

Credit Risk

Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At December 31, 2016 and 2015, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a significant amount of revenue from any single customer. At December 31, 2016 and 2015, there was no significant accounts receivable balance due from any single customer.

At December 31, 2016, the Company’s provision for bad debts was $35 million (2015 – $61 million). Adjustments and write-offs were determined on the basis of a review of overdue accounts, taking into consideration historical experience. At December 31, 2016, approximately 6% (2015 – 6%) of the Company’s net accounts receivable were aged more than 60 days.

Hydro One manages its counterparty credit risk through various techniques including: entering into transactions with highly rated counterparties; limiting total exposure levels with individual counterparties; entering into master agreements which enable net settlement and the contractual right of offset; and monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties both on an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the Consolidated Balance Sheets.

Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At December 31, 2016 and 2015, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not significant. At December 31, 2016, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, had a credit rating of investment grade, with four financial institutions as the counterparty.

Liquidity Risk

Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the revolving standby credit facilities. The short-term liquidity under the Commercial Paper Program, revolving standby credit facilities, and anticipated levels of funds from operations are expected to be sufficient to fund normal operating requirements.

At December 31, 2016, accounts payable and accrued liabilities in the amount of $828 million (2015 – $743 million) were expected to be settled in cash at their carrying amounts within the next 12 months.

28

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

17.	CAPITAL MANAGEMENT

The Company’s objectives with respect to its capital structure are to maintain effective access to capital on a long-term basis at reasonable rates, and to deliver appropriate financial returns. In order to ensure ongoing access to capital, the Company targets to maintain strong credit quality. At December 31, 2016 and 2015, the Company’s capital structure was as follows:

December 31 (millions of dollars)	2016	2015
Long-term debt payable within one year	602	500
Short-term notes payable	469	1,491
Less: cash and cash equivalents	48	89

	1,023	1,902

Long-term debt	10,078	8,207
Common shares	5,391	6,000
Retained earnings	4,487	3,759

Total capital	20,979	19,868

Hydro One and Great Lakes Power have customary covenants typically associated with long-term debt. Hydro One’s long-term debt and credit facility covenants limit permissible debt to 75% of its total capitalization, limit the ability to sell assets and impose a negative pledge provision, subject to customary exceptions. At December 31, 2016, Hydro One and Great Lakes Power were in compliance with all covenants and limitations.

18.	PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

Hydro One has a defined benefit pension plan (Pension Plan), a defined contribution pension plan (DC Plan), a supplementary pension plan, and post-retirement and post-employment benefit plans.

Defined Contribution Pension Plan

Hydro One established a DC Plan effective January 1, 2016. The DC Plan is mandatory and covers eligible management employees hired on or after January 1, 2016, as well as management employees hired before January 1, 2016 who were not eligible or had not irrevocably elected to join the Pension Plan as of September 30, 2015. Members of the DC Plan have an option to contribute 4%, 5% or 6% of their pensionable earnings, with matching contributions by Hydro One.

Hydro One contributions to the DC Plan for the year ended December 31, 2016 were less than $1 million (2015 – $nil). At December 31, 2016, Company contributions payable included in accrued liabilities on the Consolidated Balance Sheets were less than $1 million (2015 – $nil).

Defined Benefit Pension Plan, Supplementary Pension Plan, and Post-Retirement and Post-Employment Plans

The Pension Plan is a defined benefit contributory plan which covers all regular employees of Hydro One and its subsidiaries. The Pension Plan provides benefits based on highest three-year average pensionable earnings. For Management employees who commenced employment on or after January 1, 2004, and for Society of Energy Professionals-represented staff hired after November 17, 2005, benefits are based on highest five-year average pensionable earnings. After retirement, pensions are indexed to inflation. Membership in the Pension Plan was closed to Management employees who were not eligible or had not irrevocably elected to join the Pension Plan as of September 30, 2015. These employees are eligible to join the DC Plan.

Company and employee contributions to the Pension Plan are based on actuarial valuations performed at least every three years. Annual Pension Plan contributions for 2016 of $108 million (2015 – $177 million) were based on an actuarial valuation effective December 31, 2015 (2015 – based on an actuarial valuation effective December 31, 2013) and the level of pensionable earnings. Estimated annual Pension Plan contributions for 2017 and 2018 are approximately $105 million and $102 million, respectively, based on the actuarial valuation as at December 31, 2015 and projected levels of pensionable earnings. Future minimum contributions beyond 2018 will be based on an actuarial valuation effective no later than December 31, 2018. Contributions are payable one month in arrears. All of the contributions are expected to be in the form of cash.

The Hydro One Supplemental Pension Plan (Supplemental Plan) provides members of the Pension Plan with benefits that would have been earned and payable under the Pension Plan but for limitations imposed by the Income Tax Act (Canada). The Supplemental Plan obligation is included with other post-retirement and post-employment benefit obligations on the Consolidated Balance Sheets.

29

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

Hydro One recognizes the overfunded or underfunded status of the Pension Plan, and post-retirement and post-employment benefit plans (Plans) as an asset or liability on its Consolidated Balance Sheets, with offsetting regulatory assets and liabilities as appropriate. The underfunded benefit obligations for the Plans, in the absence of regulatory accounting, would be recognized in AOCI. The impact of changes in assumptions used to measure pension, post-retirement and post-employment benefit obligations is generally recognized over the expected average remaining service period of the employees. The measurement date for the Plans is December 31.

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Year ended December 31 (millions of dollars)	2016	2015	2016	2015
Change in projected benefit obligation
Projected benefit obligation, beginning of year	7,683	7,535	1,591	1,582
Current service cost	144	146	41	43
Employee contributions	45	40	—	—
Interest cost	308	302	66	64
Benefits paid	(354)	(334)	(43)	(47)
Net actuarial loss (gain)	(52)	(6)	14	(27)
Change due to Hydro One Brampton spin-off	—	—	—	(5)
Change due to Hydro One Telecom spin-off	—	—	—	(19)
Change due to employees transfer	—	—	7	—

Projected benefit obligation, end of year	7,774	7,683	1,676	1,591

Change in plan assets
Fair value of plan assets, beginning of year	6,731	6,299	—	—
Actual return on plan assets	370	582	—	—
Benefits paid	(354)	(334)	(43)	(47)
Employer contributions	108	177	43	47
Employee contributions	45	40	—	—
Administrative expenses	(26)	(33)	—	—

Fair value of plan assets, end of year	6,874	6,731	—	—

Unfunded status	900	952	1,676	1,591

Hydro One presents its benefit obligations and plan assets net on its Consolidated Balance Sheets as follows:

	Pension Benefits			Post-Retirement and Post-Employment Benefits
December 31 (millions of dollars)	2016		2015	2016		2015
Other assets	1	[1]	—	—		—
Accrued liabilities	—		—	55		50
Pension benefit liability	900		952	—		—
Post-retirement and post-employment benefit liability	—		—	1,628	[2]	1,541

Net unfunded status	899		952	1,683		1,591

[1]	Represents the funded status of Great Lakes Power’s defined benefit pension plan.
[2]	Includes $7 million (2015 – $nil) relating to Great Lakes Power’s post-employment benefit plans.

The funded or unfunded status of the pension, post-retirement and post-employment benefit plans refers to the difference between the fair value of plan assets and the projected benefit obligations for the Plans. The funded/unfunded status changes over time due to several factors, including contribution levels, assumed discount rates and actual returns on plan assets.

The following table provides the projected benefit obligation (PBO), accumulated benefit obligation (ABO) and fair value of plan assets for the Pension Plan:

December 31 (millions of dollars)	2016	2015
PBO	7,774	7,683
ABO	7,094	7,020
Fair value of plan assets	6,874	6,731

On an ABO basis, the Pension Plan was funded at 97% at December 31, 2016 (2015 – 96%). On a PBO basis, the Pension Plan was funded at 88% at December 31, 2016 (2015 – 88%). The ABO differs from the PBO in that the ABO includes no assumption about future compensation levels.

30

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

Components of Net Periodic Benefit Costs

The following table provides the components of the net periodic benefit costs for the years ended December 31, 2016 and 2015 for the Pension Plan:

Year ended December 31 (millions of dollars)	2016	2015
Current service cost, net of employee contributions	144	146
Interest cost	308	302
Expected return on plan assets, net of expenses	(432)	(406)
Amortization of actuarial losses	96	119
Prior service cost amortization	—	2

Net periodic benefit costs	116	163

Charged to results of operations[1]	45	81

[1]	The Company follows the cash basis of accounting consistent with the inclusion of pension costs in OEB-approved rates. During the year ended December 31, 2016, pension costs of $105 million (2015 – $177 million) were attributed to labour, of which $45 million (2015 – $81 million) was charged to operations, and $60 million (2015 – $96 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.

The following table provides the components of the net periodic benefit costs for the years ended December 31, 2016 and 2015 for the post-retirement and post-employment benefit plans:

Year ended December 31 (millions of dollars)	2016	2015
Current service cost, net of employee contributions	41	43
Interest cost	66	64
Amortization of actuarial losses	15	14
Prior service cost amortization	—	—

Net periodic benefit costs	122	121

Charged to results of operations	53	55

Assumptions

The measurement of the obligations of the Plans and the costs of providing benefits under the Plans involves various factors, including the development of valuation assumptions and accounting policy elections. When developing the required assumptions, the Company considers historical information as well as future expectations. The measurement of benefit obligations and costs is impacted by several assumptions including the discount rate applied to benefit obligations, the long-term expected rate of return on plan assets, Hydro One’s expected level of contributions to the Plans, the incidence of mortality, the expected remaining service period of plan participants, the level of compensation and rate of compensation increases, employee age, length of service, and the anticipated rate of increase of health care costs, among other factors. The impact of changes in assumptions used to measure the obligations of the Plans is generally recognized over the expected average remaining service period of the plan participants. In selecting the expected rate of return on plan assets, Hydro One considers historical economic indicators that impact asset returns, as well as expectations regarding future long-term capital market performance, weighted by target asset class allocations. In general, equity securities, real estate and private equity investments are forecasted to have higher returns than fixed-income securities.

The following weighted average assumptions were used to determine the benefit obligations at December 31, 2016 and 2015:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Year ended December 31	2016	2015	2016	2015
Significant assumptions:
Weighted average discount rate	3.90%	4.00%	3.90%	4.10%
Rate of compensation scale escalation (long-term)	2.50%	2.50%	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%	2.00%	2.00%
Rate of increase in health care cost trends[1]	—	—	4.36%	4.36%

[1]	6.25% per annum in 2017, grading down to 4.36% per annum in and after 2031 (2015 – 6.38% in 2016, grading down to 4.36% per annum in and after 2031).

31

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

The following weighted average assumptions were used to determine the net periodic benefit costs for the years ended December 31, 2016 and 2015. Assumptions used to determine current year-end benefit obligations are the assumptions used to estimate the subsequent year’s net periodic benefit costs.

Year ended December 31	2016	2015
Pension Benefits:
Weighted average expected rate of return on plan assets	6.50%	6.50%
Weighted average discount rate	4.00%	4.00%
Rate of compensation scale escalation (long-term)	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%
Average remaining service life of employees (years)	15	13

Post-Retirement and Post-Employment Benefits:
Weighted average discount rate	4.10%	4.00%
Rate of compensation scale escalation (long-term)	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%
Average remaining service life of employees (years)	15.3	13.8
Rate of increase in health care cost trends[1]	4.36%	4.36%

[1]	6.38% per annum in 2016, grading down to 4.36% per annum in and after 2031 (2015 – 6.52% in 2015, grading down to 4.36% per annum in and after 2031).

The discount rate used to determine the current year pension obligation and the subsequent year’s net periodic benefit costs is based on a yield curve approach. Under the yield curve approach, expected future benefit payments for each plan are discounted by a rate on a third-party bond yield curve corresponding to each duration. The yield curve is based on “AA” long-term corporate bonds. A single discount rate is calculated that would yield the same present value as the sum of the discounted cash flows.

The effect of a 1% change in health care cost trends on the projected benefit obligation for the post-retirement and post-employment benefits at December 31, 2016 and 2015 is as follows:

December 31 (millions of dollars)	2016	2015
Projected benefit obligation:
Effect of a 1% increase in health care cost trends	286	252
Effect of a 1% decrease in health care cost trends	(219)	(196)

The effect of a 1% change in health care cost trends on the service cost and interest cost for the post-retirement and post-employment benefits for the years ended December 31, 2016 and 2015 is as follows:

Year ended December 31 (millions of dollars)	2016	2015
Service cost and interest cost:
Effect of a 1% increase in health care cost trends	22	22
Effect of a 1% decrease in health care cost trends	(16)	(16)

The following approximate life expectancies were used in the mortality assumptions to determine the projected benefit obligations for the pension and post-retirement and post-employment plans at December 31, 2016 and 2015:

December 31, 2016				December 31, 2015
Life expectancy at 65 for a member currently at				Life expectancy at 65 for a member currently at
Age 65		Age 45		Age 65		Age 45
Male	Female	Male	Female	Male	Female	Male	Female
22	24	23	24	23	25	24	26

Estimated Future Benefit Payments

At December 31, 2016, estimated future benefit payments to the participants of the Plans were:

(millions of dollars)	Pension Benefits	Post-Retirement and Post-Employment Benefits
2017	321	55
2018	331	57
2019	340	60
2020	349	61
2021	358	65
2022 through to 2026	1,910	353

Total estimated future benefit payments through to 2026	3,609	651

32

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

Components of Regulatory Assets

A portion of actuarial gains and losses and prior service costs is recorded within regulatory assets on Hydro One’s Consolidated Balance Sheets to reflect the expected regulatory inclusion of these amounts in future rates, which would otherwise be recorded in OCI. The following table provides the actuarial gains and losses and prior service costs recorded within regulatory assets:

Year ended December 31 (millions of dollars)	2016	2015
Pension Benefits:
Actuarial loss (gain) for the year	35	(181)
Amortization of actuarial losses	(96)	(119)
Prior service cost amortization	—	(2)

	(61)	(302)

Post-Retirement and Post-Employment Benefits:
Actuarial loss (gain) for the year	14	(27)
Amortization of actuarial losses	(15)	(14)
Prior service cost amortization	—	—

	(1)	(41)

The following table provides the components of regulatory assets that have not been recognized as components of net periodic benefit costs for the years ended December 31, 2016 and 2015:

Year ended December 31 (millions of dollars)	2016	2015
Pension Benefits:
Prior service cost	—	—
Actuarial loss	900	952

	900	952

Post-Retirement and Post-Employment Benefits:
Actuarial loss	243	240

	243	240

The following table provides the components of regulatory assets at December 31 that are expected to be amortized as components of net periodic benefit costs in the following year:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
December 31 (millions of dollars)	2016	2015	2016	2015
Prior service cost	—	—	—	—
Actuarial loss	79	96	6	8

	79	96	6	8

Pension Plan Assets

Investment Strategy

On a regular basis, Hydro One evaluates its investment strategy to ensure that Pension Plan assets will be sufficient to pay Pension Plan benefits when due. As part of this ongoing evaluation, Hydro One may make changes to its targeted asset allocation and investment strategy. The Pension Plan is managed at a net asset level. The main objective of the Pension Plan is to sustain a certain level of net assets in order to meet the pension obligations of the Company. The Pension Plan fulfills its primary objective by adhering to specific investment policies outlined in its Summary of Investment Policies and Procedures (SIPP), which is reviewed and approved by the Human Resource Committee of Hydro One’s Board of Directors. The Company manages net assets by engaging knowledgeable external investment managers who are charged with the responsibility of investing existing funds and new funds (current year’s employee and employer contributions) in accordance with the approved SIPP. The performance of the managers is monitored through a governance structure. Increases in net assets are a direct result of investment income generated by investments held by the Pension Plan and contributions to the Pension Plan by eligible employees and by the Company. The main use of net assets is for benefit payments to eligible Pension Plan members.

33

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

Pension Plan Asset Mix

At December 31, 2016, the Pension Plan target asset allocations and weighted average asset allocations were as follows:

	Target Allocation (%)	Pension Plan Assets (%)
Equity securities	55.0	58.7
Debt securities	35.0	33.6
Other[1]	10.0	7.7

	100.0	100.0

[1]	Other investments include real estate and infrastructure investments.

At December 31, 2016, the Pension Plan held $11 million (2015 – $9 million) Hydro One corporate bonds and $450 million (2015 – $420 million) of debt securities of the Province.

Concentrations of Credit Risk

Hydro One evaluated its Pension Plan’s asset portfolio for the existence of significant concentrations of credit risk as at December 31, 2016 and 2015. Concentrations that were evaluated include, but are not limited to, investment concentrations in a single entity, concentrations in a type of industry, and concentrations in individual funds. At December 31, 2016 and 2015, there were no significant concentrations (defined as greater than 10% of plan assets) of risk in the Pension Plan’s assets.

The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade and government bonds and with respect to derivative instruments by transacting only with financial institutions rated at least “A+” by Standard & Poor’s Rating Services, DBRS Limited, and Fitch Ratings Inc., and “A1” by Moody’s Investors Service, and also by utilizing exposure limits to each counterparty and ensuring that exposure is diversified across counterparties. The risk of default on transactions in listed securities is considered minimal, as the trade will fail if either party to the transaction does not meet its obligation.

Fair Value Measurements

The following tables present the Pension Plan assets measured and recorded at fair value on a recurring basis and their level within the fair value hierarchy at December 31, 2016 and 2015:

December 31, 2016 (millions of dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	—	20	425	445
Cash and cash equivalents	146	—	—	146
Short-term securities	—	127	—	127
Corporate shares – Canadian	911	—	—	911
Corporate shares – Foreign	2,985	113	—	3,098
Bonds and debentures – Canadian	—	1,943	—	1,943
Bonds and debentures – Foreign	—	193	—	193

Total fair value of plan assets[1]	4,042	2,396	425	6,863

[1]	At December 31, 2016, the total fair value of Pension Plan assets excludes $27 million of interest and dividends receivable, $15 million of purchased investments payable, $9 million of pension administration expenses payable, and $7 million of sold investments receivable.

December 31, 2015 (millions of dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	—	23	301	324
Cash and cash equivalents	191	—	—	191
Short-term securities	—	80	—	80
Corporate shares – Canadian	807	—	—	807
Corporate shares – Foreign	2,931	116	—	3,047
Bonds and debentures – Canadian	—	2,072	—	2,072
Bonds and debentures – Foreign	—	201	—	201

Total fair value of plan assets[1]	3,929	2,492	301	6,722

[1]	At December 31, 2015, the total fair value of Pension Plan assets excludes $27 million of interest and dividends receivable, and $18 million relating to accruals for pension administration expense and foreign exchange contracts payable.

See note 16 – Fair Value of Financial Instruments and Risk Management for a description of levels within the fair value hierarchy.

34

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

Changes in the Fair Value of Financial Instruments Classified in Level 3

The following table summarizes the changes in fair value of financial instruments classified in Level 3 for the years ended December 31, 2016 and 2015. The Pension Plan classifies financial instruments as Level 3 when the fair value is measured based on at least one significant input that is not observable in the markets or due to lack of liquidity in certain markets. The gains and losses presented in the table below may include changes in fair value based on both observable and unobservable inputs.

Year ended December 31 (millions of dollars)	2016	2015
Fair value, beginning of year	301	144
Realized and unrealized gains	23	51
Purchases	151	106
Sales and disbursements	(50)	—

Fair value, end of year	425	301

There were no significant transfers between any of the fair value levels during the years ended December 31, 2016 and 2015.

The Company performs sensitivity analysis for fair value measurements classified in Level 3, substituting the unobservable inputs with one or more reasonably possible alternative assumptions. These sensitivity analyses resulted in negligible changes in the fair value of financial instruments classified in this level.

Valuation Techniques Used to Determine Fair Value

Pooled funds mainly consist of private equity, real estate and infrastructure investments. Private equity investments represent private equity funds that invest in operating companies that are not publicly traded on a stock exchange. Investment strategies in private equity include limited partnerships in businesses that are characterized by high internal growth and operational efficiencies, venture capital, leveraged buyouts and special situations such as distressed investments. Real estate and infrastructure investments represent funds that invest in real assets which are not publicly traded on a stock exchange. Investment strategies in real estate include limited partnerships that seek to generate a total return through income and capital growth by investing primarily in global and Canadian limited partnerships. Investment strategies in infrastructure include limited partnerships in core infrastructure assets focusing on assets that generate stable, long-term cash flows and deliver incremental returns relative to conventional fixed-income investments. Private equity, real estate and infrastructure valuations are reported by the fund manager and are based on the valuation of the underlying investments which includes inputs such as cost, operating results, discounted future cash flows and market-based comparable data. Since these valuation inputs are not highly observable, private equity and infrastructure investments have been categorized as Level 3 within pooled funds.

Cash equivalents consist of demand cash deposits held with banks and cash held by the investment managers. Cash equivalents are categorized as Level 1.

Short-term securities are valued at cost plus accrued interest, which approximates fair value due to their short-term nature. Short-term securities are categorized as Level 2.

Corporate shares are valued based on quoted prices in active markets and are categorized as Level 1. Investments denominated in foreign currencies are translated into Canadian currency at year-end rates of exchange.

Bonds and debentures are presented at published closing trade quotations, and are categorized as Level 2.

19.	ENVIRONMENTAL LIABILITIES

The following tables show the movements in environmental liabilities for the years ended December 31, 2016 and 2015:

Year ended December 31, 2016 (millions of dollars)	PCB	Land Assessment and Remediation	Total
Environmental liabilities, January 1	148	59	207
Interest accretion	7	1	8
Expenditures	(11)	(9)	(20)
Revaluation adjustment	(1)	10	9

Environmental liabilities, December 31	143	61	204
Less: current portion	18	9	27

	125	52	177

Year ended December 31, 2015 (millions of dollars)	PCB	Land Assessment and Remediation	Total
Environmental liabilities, January 1	172	67	239
Interest accretion	8	2	10
Expenditures	(8)	(11)	(19)
Revaluation adjustment	(24)	1	(23)

Environmental liabilities, December 31	148	59	207
Less: current portion	12	10	22

	136	49	185

35

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

The following tables show the reconciliation between the undiscounted basis of the environmental liabilities and the amount recognized on the Consolidated Balance Sheets after factoring in the discount rate:

December 31, 2016 (millions of dollars)	PCB	Land Assessment and Remediation	Total
Undiscounted environmental liabilities	158	66	224
Less: discounting accumulated liabilities to present value	15	5	20

Discounted environmental liabilities	143	61	204

December 31, 2015 (millions of dollars)	PCB	Land Assessment and Remediation	Total
Undiscounted environmental liabilities	168	61	229
Less: discounting accumulated liabilities to present value	20	2	22

Discounted environmental liabilities	148	59	207

At December 31, 2016, the estimated future environmental expenditures were as follows:

(millions of dollars)
2017	27
2018	26
2019	25
2020	29
2021	36
Thereafter	81

224

Hydro One records a liability for the estimated future expenditures for land assessment and remediation and for the phase-out and destruction of PCB-contaminated mineral oil removed from electrical equipment when it is determined that future environmental remediation expenditures are probable under existing statute or regulation and the amount of the future expenditures can be reasonably estimated.

There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations, and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation rate assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 2.0% to 6.3%, depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. In addition, with respect to the PCB environmental liability, the availability of critical resources such as skilled labour and replacement assets and the ability to take maintenance outages in critical facilities may influence the timing of expenditures.

PCBs

The Environment Canada regulations, enacted under the Canadian Environmental Protection Act, 1999, govern the management, storage and disposal of PCBs based on certain criteria, including type of equipment, in-use status, and PCB-contamination thresholds. Under current regulations, Hydro One’s PCBs have to be disposed of by the end of 2025, with the exception of specifically exempted equipment. Contaminated equipment will generally be replaced, or will be decontaminated by removing PCB-contaminated insulating oil and retro filling with replacement oil that contains PCBs in concentrations of less than 2 ppm.

The Company’s best estimate of the total estimated future expenditures to comply with current PCB regulations is $158 million (2015 – $168 million). These expenditures are expected to be incurred over the period from 2017 to 2025. As a result of its annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2016 to reduce the PCB environmental liability by $1 million (2015 – $24 million).

Land Assessment and Remediation

The Company’s best estimate of the total estimated future expenditures to complete its land assessment and remediation program is $66 million (2015 – $61 million). These expenditures are expected to be incurred over the period from 2017 to 2032. As a result of its annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2016 to increase the land assessment and remediation environmental liability by $10 million (2015 – $1 million).

36

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

20.	ASSET RETIREMENT OBLIGATIONS

Hydro One records a liability for the estimated future expenditures for the removal and disposal of asbestos-containing materials installed in some of its facilities and for the decommissioning of specific switching stations located on unowned sites. Asset retirement obligations, which represent legal obligations associated with the retirement of certain tangible long-lived assets, are computed as the present value of the projected expenditures for the future retirement of specific assets and are recognized in the period in which the liability is incurred, if a reasonable estimate of fair value can be made. If the asset remains in service at the recognition date, the present value of the liability is added to the carrying amount of the associated asset in the period the liability is incurred and this additional carrying amount is depreciated over the remaining life of the asset. If an asset retirement obligation is recorded in respect of an out-of-service asset, the asset retirement cost is charged to results of operations. Subsequent to the initial recognition, the liability is adjusted for any revisions to the estimated future cash flows associated with the asset retirement obligation, which can occur due to a number of factors including, but not limited to, cost escalation, changes in technology applicable to the assets to be retired, changes in legislation or regulations, as well as for accretion of the liability due to the passage of time until the obligation is settled. Depreciation expense is adjusted prospectively for any increases or decreases to the carrying amount of the associated asset.

In determining the amounts to be recorded as asset retirement obligations, the Company estimates the current fair value for completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 3.0% to 5.0%, depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s asset retirement obligations represent management’s best estimates of the cost required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. Asset retirement obligations are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively.

At December 31, 2016, Hydro One had recorded asset retirement obligations of $9 million (2015 – $9 million), primarily consisting of the estimated future expenditures associated with the removal and disposal of asbestos-containing materials installed in some of its facilities. The amount of interest recorded is nominal.

21.	SHARE CAPITAL

Common Shares

The Company is authorized to issue an unlimited number of common shares. At December 31, 2016, the Company had 142,239 common shares issued and outstanding (2015 – 142,239).

In 2016, a return of stated capital in the amount of $609 million (2015 – $nil) was paid.

The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board of Directors may consider relevant.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At December 31, 2016, Hydro One had no issued and outstanding preferred shares.

On November 2, 2015, a special resolution of Hydro One Limited (as sole shareholder of Hydro One) was made to amend the articles of Hydro One to delete the share ownership restrictions and to amend the Hydro One preferred share terms to provide for basic redeemable preferred shares. When issued, the Class A preferred shares will be redeemable at the option of the Company. The holders of the Class A preferred shares will be entitled to receive, if and when declared by the Hydro One Board of Directors, non-cumulative preferred share dividends at a rate per year to be determined by the Hydro One Board of Directors. The holders of the Class A preferred shares will not be entitled to receive notice of, or to attend or to vote at, any meeting of the shareholders of Hydro One. The holders of the Class A preferred shares will be entitled to receive, before any distributions to the holders of common shares and any other shares ranking junior to the Class A preferred shares, an amount equal to the amount paid for the Class A preferred shares together with all dividends declared and unpaid up to the date of liquidation, dissolution or winding up of Hydro One, or the date of redemption.

37

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

Prior to October 31, 2015, the Company had 12,920,000 issued and outstanding 5.5% cumulative preferred shares held by the Province, with a redemption value of $25 per share or $323 million total value. These preferred shares were entitled to an annual cumulative dividend of $18 million, or $1.375 per share, which was payable on a quarterly basis. These preferred shares had conditions for their redemption that were outside the control of the Company because the Province could exercise its right to redeem in the event of change in ownership without approval of the Company’s Board of Directors. At December 31, 2014, these preferred shares were classified on the Consolidated Balance Sheet as temporary equity because the redemption feature was outside the control of the Company. On October 31, 2015, these preferred shares were purchased and cancelled by Hydro One. See “Reorganization” below for further details.

Reorganization

Prior to the completion of the IPO, Hydro One and Hydro One Limited completed a series of transactions (Pre-IPO Transactions) that resulted in, among other things, on October 31, 2015, Hydro One Limited acquiring all of the issued and outstanding shares of Hydro One from the Province.

The following table presents the common shares issued during the year ended December 31, 2015.

Year ended December 31, 2015	(millions of dollars)	(number of shares)
Pre-Closing Transactions:
Common shares issued – purchase and cancellation of preferred shares (a)	323	2,640
Common shares issued (b)	2,600	39,598
Common shares issued (c)	—	1

Total common shares issued	2,923	42,239

(a)	On October 31, 2015, Hydro One purchased and cancelled its 12,920,000 preferred shares previously held by the Province for cancellation at a price equal to the redemption price of the preferred shares totalling $323 million, which was satisfied by the issuance to the Province of 2,640 common shares of Hydro One.
(b)	On November 4, 2015, Hydro One issued 39,598 common shares to Hydro One Limited for proceeds of $2.6 billion.
(c)	On November 3, 2015, Hydro One declared a stock dividend on its common shares, which due to the number of shares issued and the resulting effect on the price per share was treated as a stock split. On November 5, 2015, Hydro One effected a reverse split and issued as consideration one common share to Hydro One Limited. There was no impact to the capital structure of Hydro One as a net result of the stock dividend and the reverse split.

22.	DIVIDENDS

In 2016, preferred share dividends in the amount of $nil (2015 – $13 million) and common share dividends in the amount of $2 million (2015 – $875 million) were declared.

In August 2015, Hydro One declared a dividend in-kind on its common shares payable in all of the issued and outstanding shares of Hydro One Brampton (see note 4).

23.	EARNINGS PER SHARE

Basic and diluted earnings per common share (EPS) is calculated by dividing net income attributable to common shareholder of Hydro One by the weighted average number of common shares outstanding. The weighted average number of shares outstanding at December 31, 2016 was 142,239 (2015 – 107,116). There were no dilutive securities during 2016 or 2015.

24.	STOCK-BASED COMPENSATION

The following compensation plans were established by Hydro One Limited, however they represent components of compensation costs of Hydro One in current and future periods.

Share Grant Plans

At December 31, 2016, Hydro One Limited had two share grant plans (Share Grant Plans), one for the benefit of certain members of the Power Workers’ Union (the PWU Share Grant Plan) and one for the benefit of certain members of The Society of Energy Professionals (the Society Share Grant Plan). Hydro One and Hydro One Limited entered into an intercompany agreement, such that Hydro One will pay Hydro One Limited for the compensation costs associated with these plans.

38

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

The PWU Share Grant Plan provides for the issuance of common shares of Hydro One Limited from treasury to certain eligible members of the Power Workers’ Union annually, commencing on April 1, 2017 and continuing until the earlier of April 1, 2028 or the date an eligible employee no longer meets the eligibility criteria of the PWU Share Grant Plan. To be eligible, an employee must be a member of the Pension Plan on April 1, 2015, be employed on the date annual share issuance occurs and continue to have under 35 years of service. The requisite service period for the PWU Share Grant Plan begins on July 3, 2015, which is the date the share grant plan was ratified by the PWU. The number of common shares issued annually to each eligible employee will be equal to 2.7% of such eligible employee’s salary as at April 1, 2015, divided by $20.50, being the price of the common shares of Hydro One Limited in the IPO. The aggregate number of Hydro One Limited common shares issuable under the PWU Share Grant Plan shall not exceed 3,981,763 common shares. In 2015, 3,952,212 Hydro One Limited common shares were granted under the PWU Share Grant Plan relevant to the total share based compensation recognized by Hydro One.

The Society Share Grant Plan provides for the issuance of common shares of Hydro One Limited from treasury to certain eligible members of The Society of Energy Professionals annually, commencing on April 1, 2018 and continuing until the earlier of April 1, 2029 or the date an eligible employee no longer meets the eligibility criteria of the Society Share Grant Plan. To be eligible, an employee must be a member of the Pension Plan on September 1, 2015, be employed on the date annual share issuance occurs and continue to have under 35 years of service. Therefore the requisite service period for the Society Share Grant Plan begins on September 1, 2015. The number of common shares issued annually to each eligible employee will be equal to 2.0% of such eligible employee’s salary as at September 1, 2015, divided by $20.50, being the price of the common shares of Hydro One Limited in the IPO. The aggregate number of Hydro One Limited common shares issuable under the Society Share Grant Plan shall not exceed 1,434,686 common shares. In 2015, 1,367,158 Hydro One Limited common shares were granted under the Society Share Grant Plan relevant to the total share based compensation recognized by Hydro One.

The fair value of the Hydro One Limited 2015 share grants of $111 million was estimated based on the grant date Hydro One Limited share price of $20.50 and is recognized using the graded-vesting attribution method as the share grant plans have both a performance condition and a service condition. No shares were granted under the Share Grant Plans in 2016. Total share based compensation recognized during 2016 was $21 million (2015 – $10 million) and was recorded as a regulatory asset.

A summary of share grant activity under the Share Grant Plans during years ended December 31, 2016 and 2015 is presented below:

Year ended December 31, 2016	Share Grants (number of common shares)	Weighted-Average Price
Share grants outstanding – January 1, 2016	5,319,370	$20.50
Granted (non-vested)	—	—
Forfeited[1]	(79,692)	$20.50

Share grants outstanding – December 31, 2016	5,239,678	$20.50

[1]	Includes shares forfeited as well as shares transferred corresponding to transfer of employees from an affiliate company.

Year ended December 31, 2015	Share Grants (number of common shares)	Weighted-Average Price
Share grants outstanding – January 1, 2015	—	—
Granted (non-vested)	5,319,370	$20.50

Share grants outstanding – December 31, 2015	5,319,370	$20.50

Directors’ DSU Plan

Under the Directors’ DSU Plan, directors can elect to receive credit for their annual cash retainer in a notional account of DSUs in lieu of cash. Hydro One Limited’s Board of Directors may also determine from time to time that special circumstances exist that would reasonably justify the grant of DSUs to a director as compensation in addition to any regular retainer or fee to which the director is entitled.

Each DSU represents a unit with an underlying value equivalent to the value of one common share of Hydro One Limited and is entitled to accrue Hydro One Limited common share dividend equivalents in the form of additional DSUs at the time dividends are paid, subsequent to declaration by Hydro One Limited’s Board of Directors.

Year ended December 31 (number of DSUs)	2016	2015
DSUs outstanding – January 1	20,525	—
DSUs granted	78,558	20,525

DSUs outstanding – December 31	99,083	20,525

For the year ended December 31, 2016, an expense of $2 million (2015 – less than $1 million) was recognized in earnings with respect to the DSU Plan. At December 31, 2016, a liability of $2 million (December 31, 2015 – less than $1 million), related to outstanding DSUs has been recorded at the closing price of Hydro One Limited’s common shares of $23.58 and is included in accrued liabilities on the Consolidated Balance Sheets.

39

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

Employee Share Ownership Plan

Effective December 15, 2015, Hydro One Limited established an Employee Share Ownership Plan (ESOP). Under the ESOP, certain eligible management and non-represented employees may contribute between 1% and 6% of their base salary towards purchasing common shares of Hydro One Limited. The Company matches 50% of the employee’s contributions, up to a maximum Company contribution of $25,000 per calendar year. In 2016, Company contributions made under the ESOP were $2 million (2015—$nil).

Long-term Incentive Plan

Effective August 31, 2015, the Board of Directors of Hydro One Limited adopted an LTIP. Under the LTIP, long-term incentives are granted to certain executive and management employees of Hydro One Limited and its subsidiaries, and all equity-based awards will be settled in newly issued shares of Hydro One Limited from treasury, consistent with the provisions of the plan. The aggregate number of shares issuable under the LTIP shall not exceed 11,900,000 shares of Hydro One Limited.

The LTIP provides flexibility to award a range of vehicles, including restricted share units (RSUs), performance share units (PSUs), stock options, share appreciation rights, restricted shares, deferred share units and other share-based awards. The mix of vehicles is intended to vary by role to recognize the level of executive accountability for overall business performance.

During 2016, Hydro One Limited granted awards under its LTIP, consisting of PSUs and RSUs, all of which are equity settled in Hydro One Limited shares, as follows:

Year ended December 31, 2016	Number of PSUs	Number of RSUs
Units outstanding – January 1, 2016	—	—
Units granted	233,710	257,260
Units forfeited	(4,820)	(4,820)

Units outstanding – December 31, 2016	228,890	252,440

The grant date total fair value of the awards was $12 million (2015 – $nil). The compensation expense recognized by the Company relating to these awards during 2016 was $3 million (2015 – $nil).

25.	NONCONTROLLING INTEREST

On December 16, 2014, transmission assets totalling $526 million were transferred from Hydro One Networks to B2M LP. This was financed by 60% debt ($316 million) and 40% equity ($210 million). On December 17, 2014, the Saugeen Ojibway Nation (SON) acquired a 34.2% equity interest in B2M LP for consideration of $72 million, representing the fair value of the equity interest acquired. The SON’s initial investment in B2M LP consists of $50 million of Class A units and $22 million of Class B units.

The Class B units have a mandatory put option which requires that upon the occurrence of an enforcement event (i.e. an event of default such as a debt default by the SON or insolvency event), Hydro One purchase the Class B units of B2M LP for net book value on the redemption date. The noncontrolling interest relating to the Class B units is classified on the Consolidated Balance Sheet as temporary equity because the redemption feature is outside the control of the Company. The balance of the noncontrolling interest is classified within equity.

The following tables show the movements in noncontrolling interest for the years ended December 31, 2016 and 2015:

Year ended December 31, 2016 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest – January 1, 2016	23	52	75
Distributions to noncontrolling interest	(3)	(6)	(9)
Net income attributable to noncontrolling interest	2	4	6

Noncontrolling interest – December 31, 2016	22	50	72

Year ended December 31, 2015 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest – January 1, 2015	21	49	70
Distributions to noncontrolling interest	(1)	(4)	(5)
Net income attributable to noncontrolling interest	3	7	10

Noncontrolling interest – December 31, 2015	23	52	75

40

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

26.	RELATED PARTY TRANSACTIONS

Hydro One is owned by Hydro One Limited. The Province is the majority shareholder of Hydro One Limited. The IESO, Ontario Power Generation Inc. (OPG), OEFC, OEB, Hydro One Brampton and Hydro One Telecom are related parties to Hydro One because they are controlled or significantly influenced by the Province or by Hydro One Limited.

		Year ended December 31
		2016	2015
Related Party	Transaction	(millions of dollars)
Province[1]	Dividends paid	—	888

IESO	Power purchased	2,096	2,318
	Revenues for transmission services	1,549	1,548
	Distribution revenues related to rural rate protection	125	127
	Distribution revenues related to the supply of electricity to remote northern communities	32	32
	Funding received related to Conservation and Demand Management programs	63	70

OPG	Power purchased	6	11
	Revenues related to provision of construction and equipment maintenance services	4	7
	Costs expensed related to the purchase of services	1	1

OEFC	Payments in lieu of corporate income taxes[2]	—	2,933
	Power purchased from power contracts administered by the OEFC	1	6
	Indemnification fee paid (terminated effective October 31, 2015)	—	8

OEB	OEB fees	11	12

Hydro One Brampton[1]	Revenues from management, administrative and smart meter network services	3	1

Hydro One Limited	Common shares issued[3]	—	2,600
	Return of stated capital	609	—
	Dividends paid	2	—
	Stock-based compensation costs	24	10
	IPO costs subsequently reimbursed by Hydro One Limited[4]	—	7

Hydro One Telecom	Services received – costs expensed	24	4
	Services received – costs capitalized	12	2
	Revenues for services provided	3	—

[1]	On August 31, 2015, Hydro One completed the spin-off of its subsidiary, Hydro One Brampton, to the Province.
[2]	In 2015, Hydro One made PILs to the OEFC totalling $2.9 billion, including Departure Tax of $2.6 billion.
[3]	On November 4, 2015, Hydro One issued 39,598 common shares to Hydro One Limited for proceeds of $2.6 billion.
[4]	In 2015, Hydro One incurred certain IPO related expenses totalling $7 million, which were subsequently reimbursed to the Company by Hydro One Limited.

Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest free and settled in cash.

The amounts due to and from related parties as a result of the transactions referred to above are as follows:

December 31 (millions of dollars)	2016	2015
Due from related parties	224	184
Due to related parties[1]	(279)	(142)

[1]	Included in due to related parties at December 31, 2016 are amounts owing to the IESO in respect of power purchases of $143 million (2015 – $134 million).

41

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

27.	CONSOLIDATED STATEMENTS OF CASH FLOWS

The changes in non-cash balances related to operations consist of the following:

Year ended December 31 (millions of dollars)	2016	2015
Accounts receivable	(59)	249
Due from related parties	(40)	40
Materials and supplies	2	2
Prepaid expenses and other assets	(17)	12
Accounts payable	18	(26)
Accrued liabilities	52	(27)
Due to related parties	113	(95)
Accrued interest	9	(4)
Long-term accounts payable and other liabilities	6	—
Post-retirement and post-employment benefit liability	84	41

	168	192

Capital Expenditures

The following table reconciles between investments in property, plant and equipment and the amount presented in the Consolidated Statements of Cash Flows after accounting for capitalized depreciation and the net change in related accruals:

Year ended December 31 (millions of dollars)	2016	2015
Capital investments in property, plant and equipment	(1,624)	(1,622)
Capitalized depreciation and net change in accruals included in capital investments in property, plant and equipment	30	28

Capital expenditures – property, plant and equipment	(1,594)	(1,594)

The following table reconciles between investments in intangible assets and the amount presented in the Consolidated Statements of Cash Flows after accounting for the net change in related accruals:

Year ended December 31 (millions of dollars)	2016	2015
Capital investments in intangible assets	(67)	(40)
Net change in accruals included in capital investments in intangible assets	6	3

Capital expenditures – intangible assets	(61)	(37)

Capital Contributions

Hydro One enters into contracts governed by the OEB Transmission System Code when a transmission customer requests a new or upgraded transmission connection. The customer is required to make a capital contribution to Hydro One based on the shortfall between the present value of the costs of the connection facility and the present value of revenues. The present value of revenues is based on an estimate of load forecast for the period of the contract with Hydro One. Once the connection facility is commissioned, in accordance with the OEB Transmission System Code, Hydro One will periodically reassess the estimated of load forecast which will lead to a decrease, or an increase in the capital contributions from the customer. The increase or decrease in capital contributions is recorded directly to fixed assets in service. In 2016, capital contributions from these reassessments totalled $21 million (2015 – $57 million), which represents the difference between the revised load forecast of electricity transmitted compared to the load forecast in the original contract, subject to certain adjustments.

Supplementary Information

Year ended December 31 (millions of dollars)	2016	2015
Net interest paid	418	416
Income taxes / PILs paid	30	2,928

28.	CONTINGENCIES

Legal Proceedings

Hydro One is involved in various lawsuits, claims and regulatory proceedings in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Hydro One Inc., Hydro One Networks, Hydro One Remote Communities, and Norfolk Power Distribution Inc. are defendants in a class action suit in which the representative plaintiff is seeking up to $125 million in damages related to allegations of improper billing practices. A certification motion in the class action is pending. Due to the preliminary stage of legal proceedings, an estimate of a possible loss related to this claim cannot be made.

42

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

Transfer of Assets

The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to some assets located on Reserves (as defined in the Indian Act (Canada)). Currently, the OEFC holds these assets. Under the terms of the transfer orders, the Company is required to manage these assets until it has obtained all consents necessary to complete the transfer of title of these assets to itself. The Company cannot predict the aggregate amount that it may have to pay, either on an annual or one-time basis, to obtain the required consents. In 2016, the Company paid approximately $1 million (2015 – $1 million) in respect of consents obtained. If the Company cannot obtain the required consents, the OEFC will continue to hold these assets for an indefinite period of time. If the Company cannot reach a satisfactory settlement, it may have to relocate these assets to other locations at a cost that could be substantial or, in a limited number of cases, to abandon a line and replace it with diesel-generation facilities. The costs relating to these assets could have a material adverse effect on the Company’s results of operations if the Company is not able to recover them in future rate orders.

29.	COMMITMENTS

The following table presents a summary of Hydro One’s commitments under leases, outsourcing and other agreements due in the next 5 years and thereafter.

December 31, 2016 (millions of dollars)	2017	2018	2019	2020	2021	Thereafter
Outsourcing agreements	165	102	94	2	2	9
Long-term software/meter agreement	17	17	16	17	1	5
Operating lease commitments	9	9	4	8	2	2

Outsourcing Agreements

Inergi LP (Inergi), an affiliate of Capgemini Canada Inc., provides services to Hydro One, including settlements, source to pay services, pay operations services, information technology, finance and accounting services. The agreement with Inergi for these services expires in December 2019. In addition, Inergi provides customer service operations outsourcing services to Hydro One. The agreement for these services expires in February 2018.

Brookfield Global Integrated Solutions (formerly Brookfield Johnson Controls Canada LP) (Brookfield) provides services to Hydro One, including facilities management and execution of certain capital projects as deemed required by the Company. The agreement with Brookfield for these services expires in December 2024.

Long-term software/meter agreement

Trilliant Holdings Inc. and Trilliant Networks (Canada) Inc. (collectively Trilliant) provide services to Hydro One for the supply, maintenance and support services for smart meters and related hardware and software, including additional software licences, as well as certain professional services. The agreement with Trilliant for these services expires in December 2025, but Hydro One has the option to renew for an additional term of five years at its sole discretion.

Operating Leases

Hydro One is committed as lessee to irrevocable operating lease contracts for buildings used in administrative and service-related functions. These leases have typical terms of between three and five years, but several leases have lesser or greater terms to address special circumstances and/or opportunities. Renewal options, which are generally prevalent in most leases, have similar terms of three to five years. All leases include a clause to enable upward revision of the rental charge on an annual basis or on renewal according to prevailing market conditions or pre-established rents. There are no restrictions placed upon Hydro One by entering into these leases. During the year ended December 31, 2016, the Company made lease payments totalling $10 million (2015 – $6 million).

Other Commitments

Prudential Support

Purchasers of electricity in Ontario, through the IESO, are required to provide security to mitigate the risk of their default based on their expected activity in the market. As at December 31, 2016, Hydro One provided prudential support to the IESO on behalf of its subsidiaries using parental guarantees of $329 million (2015 – $329 million), and on behalf of a distributor using guarantees of $1 million (2015 – $1 million). In addition, as at December 31, 2016, Hydro One provided letters of credit in the amount of $24 million (2015 – $15 million), including $17 million (2015 – $15 million) to the IESO. The IESO could draw on these guarantees and/or letters of credit if these subsidiaries or distributor fail to make a payment required by a default notice issued by the IESO. The maximum potential payment is the face value of any letters of credit plus the amount of the parental guarantees.

43

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

Retirement Compensation Arrangements

Bank letters of credit have been issued to provide security for the Company’s liability under the terms of a trust fund established pursuant to the supplementary pension plan for eligible employees of Hydro One. The supplementary pension plan trustee is required to draw upon these letters of credit if Hydro One is in default of its obligations under the terms of this plan. Such obligations include the requirement to provide the trustee with an annual actuarial report as well as letters of credit sufficient to secure the Company’s liability under the plan, to pay benefits payable under the plan and to pay the letter of credit fee. The maximum potential payment is the face value of the letters of credit. At December 31, 2016, Hydro One had letters of credit of $150 million (2015 – $139 million) outstanding relating to retirement compensation arrangements.

30.	SEGMENTED REPORTING

Hydro One has three reportable segments:

•	The Transmission Business, which comprises the transmission of high voltage electricity across the province, interconnecting more than 70 local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;

•	The Distribution Business, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and

•	Other Business, which includes certain corporate activities. The comparative information also includes the operations of Hydro One Telecom up to November 4, 2015.

The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income taxes from continuing operations (excluding certain allocated corporate governance costs).

The accounting policies followed by the segments are the same as those described in the summary of significant accounting policies (see note 2).

Year ended December 31, 2016 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,587	4,915	—	6,502
Purchased power	—	3,427	—	3,427
Operation, maintenance and administration	410	613	20	1,043
Depreciation and amortization	390	379	—	769

Income (loss) before financing charges and income taxes	787	496	(20)	1,263

Capital investments	988	703	—	1,691

Year ended December 31, 2015 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,536	4,949	44	6,529
Purchased power	—	3,450	—	3,450
Operation, maintenance and administration	415	633	82	1,130
Depreciation and amortization	374	380	3	757

Income (loss) before financing charges and income taxes	747	486	(41)	1,192

Capital investments	943	711	8	1,662

Total Assets by Segment:

December 31 (millions of dollars)	2016	2015
Transmission	13,083	12,045
Distribution	9,393	9,200
Other	2,834	2,924

Total assets	25,310	24,169

All revenues, costs and assets, as the case may be, are earned, incurred or held in Canada.

44

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2016 and 2015

31.	SUBSEQUENT EVENTS

Return of Stated Capital

On February 9, 2017, a return of stated capital in the amount of $147 million was approved.

45